UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Quarter Ended June 30, 2020
Commission File Number
001-36202

NAVIGATOR HOLDINGS LTD.
(Translation of registrant’s name into English)

c/o NGT Services (UK) Ltd
10 Bressenden Place
London, SW1E 5DH
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or
Form 40-F.
Form 20-F  ☒
Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1).    Yes  ☐    No  ☒
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7).    Yes  ☐    No  ☒

NAVIGATOR HOLDINGS LTD.
REPORT ON FORM
6-K
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Unless the context otherwise requires, all references in this report to “Navigator Holdings,” “our,” “we,” “us” and the “Company” refer to Navigator Holdings Ltd., a Marshall Islands corporation. All references in this report to our wholly-owned subsidiary “Navigator Gas L.L.C.” refer to Navigator Gas L.L.C., a Marshall Islands limited liability company. As used in this report, unless the context indicates or otherwise requires, references to “our fleet” or “our vessels” refers to the 38 vessels we owned and operated as of June 30, 2020.
This section should be read in conjunction with the interim financial statements and notes thereto presented elsewhere in this report, as well as the audited historical consolidated financial statements and notes thereto of Navigator Holdings Ltd. included in our Annual Report on Form
20-F,
filed with the United States Securities and Exchange Commission, or the SEC, on May 11, 2020 (as amended by the Form
20-F/A
filed with the SEC on May 22, 2020, the “2019 Annual Report”). Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are presented in U.S. Dollars unless otherwise indicated.
Overview
We are the owner and operator of the world’s largest fleet of handysize liquefied gas carriers. We provide international and regional seaborne transportation services of petrochemical gases, liquified petroleum gas, or “LPG”, and ammonia for energy companies, industrial users and commodity traders. These gases are transported in liquefied form, by applying cooling and/or pressure, to reduce volume by up to 900 times depending on the cargo, making their transportation more efficient and economical. Vessels in our fleet are capable of loading, discharging and carrying cargoes across a range of temperatures from ambient to minus 104° Celsius and pressures from 1 bar to 6.4 bar.
We employ our vessels through a combination of time charters, voyage charters and contracts of affreightment (“COAs”). Our owned fleet consists of 38 vessels; 33 of these are semi- or fully-refrigerated handysize liquefied gas carriers; four are midsize 37,300 cubic meters, or “cbm”, ethylene/ethane capable semi-refrigerated liquefied gas carriers and one is a 38,000 cbm fully refrigerated liquefied gas carrier. In addition, since April 2020, we collaborated with Pacific Gas Pte. Ltd. and Greater Bay Gas Co. Ltd. to form and manage the Luna Pool, which includes nine of the Company’s ethylene capable handysize vessels and five ethylene capable handysize vessels from Pacific Gas Pte. Ltd. We define handysize liquefied gas carriers as those liquefied gas carriers with capabilities between 15,000 and 24,999 cbm.
Our handysize liquefied gas carriers typically transport LPG on short- or medium-haul routes that may be uneconomical for smaller vessels and can call at ports that are unable to support larger vessels due to limited onshore capacity, absence of fully-refrigerated loading infrastructure and/or vessel size restrictions. These handysize liquefied gas carriers are amongst the largest semi-refrigerated vessels in the world, which also makes them capable of transporting petrochemicals on long routes, typically intercontinental. Our midsize ethylene/ethane-capable semi-refrigerated gas carriers enable long-haul transportation of ethylene/ethane that may be uneconomical for smaller vessels.
We have also entered into a 50/50 joint venture (the “Export Terminal Joint Venture”) to construct and operate an ethylene export marine terminal at Morgan’s Point, Texas (the “Marine Export Terminal”). Our joint venture partner is the sole managing member of the Export Terminal Joint Venture and it is also the operator of the Marine Export Terminal. The Marine Export Terminal began commercial operations with the export of commissioning cargoes in December 2019 and commenced under long term take or pay contracts as of the beginning of June. Refrigerated storage for 30,000 tons of ethylene is also being constructed on-site.
It will provide the capability to load ethylene at rates of 1,000 tons per hour and is expected to be completed in late 2020. Once completed, it is expected that the Marine Export terminal will have the capacity to export approximately one million tons of ethylene annually. Our share of the capital cost for the construction of the Marine Export Terminal is expected to be $147.2 million, of which we had contributed $133.0 million to the Export Terminal Joint Venture as of June 30, 2020. An additional $7.5 million capital contribution was made on July 30, 2020. We expect to contribute the remaining contributions during early 2021.

Our Fleet
The following table sets forth our vessels as of October 15, 2020:

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Charter Expiration Date
Ethylene/ethane capable semi-refrigerated
Navigator Orion*	2000	22,085	Contract of affreightment	Ethylene	—
Navigator Neptune*	2000	22,085	Time charter	Ethane	October 2020
Navigator Pluto	2000	22,085	Time charter	LPG	January 2021
Navigator Saturn*	2000	22,085	Spot market	—	—
Navigator Venus*	2000	22,085	Time charter	Ethane	November 2020
Navigator Atlas*	2014	21,000	Contract of affreightment	Ethylene	—
Navigator Europa*	2014	21,000	Contract of affreightment	Ethylene	—
Navigator Oberon*	2014	21,000	Contract of affreightment	Ethylene	—
Navigator Triton*	2015	21,000	Spot market	Ethylene	—
Navigator Umbrio*	2015	21,000	Contract of affreightment	Ethylene	—
Navigator Aurora	2016	37,300	Time charter	Ethane	December 2026
Navigator Eclipse	2016	37,300	Time charter	Ethane	December 2020
Navigator Nova	2017	37,300	Time charter	Ethane	September 2023
Navigator Prominence	2017	37,300	Time charter	Ethane	December 2021
Semi-refrigerated
Navigator Magellan	1998	20,700	Time Charter	LPG	October 2020
Navigator Aries	2008	20,750	Time charter	LPG	October 2020
Navigator Capricorn	2008	20,750	Spot market	Propylene	—
Navigator Gemini	2009	20,750	Time charter	LPG	November 2020
Navigator Pegasus	2009	22,200	Spot market	Propylene	—
Navigator Phoenix	2009	22,200	Spot market	Butadiene	—
Navigator Scorpio	2009	20,750	Spot market	LPG	—
Navigator Taurus	2009	20,750	Spot market	LPG	—
Navigator Virgo	2009	20,750	Spot market	LPG	—
Navigator Leo	2011	20,600	Time charter	LPG	December 2023
Navigator Libra	2012	20,600	Time charter	LPG	December 2023
Navigator Centauri	2015	21,000	Spot market	LPG	—
Navigator Ceres	2015	21,000	Time charter	Propylene	November 2020
Navigator Ceto	2016	21,000	Spot market	Butadiene	—
Navigator Copernico	2016	21,000	Spot market	Butadiene	—
Navigator Luga	2017	22,000	Time charter	LPG	February 2022
Navigator Yauza	2017	22,000	Time charter	LPG	April 2022
Fully-refrigerated
Navigator Glory	2010	22,500	Time charter	Ammonia	June 2021
Navigator Grace	2010	22,500	Spot market	—	—
Navigator Galaxy	2011	22,500	Spot market	LPG	—
Navigator Genesis	2011	22,500	Time charter	LPG	July 2021
Navigator Global	2011	22,500	Time charter	LPG	November 2020
Navigator Gusto	2011	22,500	Time charter	LPG	December 2020
Navigator Jorf	2017	38,000	Time charter	Ammonia	August 2027

*	denotes our nine owned vessels that operate within the Luna Pool

Recent Developments
Ethylene Marine Export Terminal
The ethylene Marine Export Terminal is fully functional and the 30,000 ton storage tank, which will increase the terminal’s throughput capacity, is scheduled to be completed and in service by the end of this year. During the second quarter the terminal achieved a throughput in excess of 80,000 tons during the month of June. The committed offtake agreements, which have minimum terms of five years, account for approximately 95% of the one million ton annual nameplate throughput capacity.
The Company contributed $7.5 million to the Export Terminal Joint Venture during the second quarter of 2020 with an initial draw down on the Company’s Terminal Facility. In addition, since June 30, 2020 the Company has contributed a further $7.5 million to the Export Terminal Joint Venture, also drawn from the Terminal Facility. To date the Company has contributed $140.5 million of our expected share of the approximate $147.2 million capital cost of the Marine Export Terminal. The remaining contributions are scheduled to be contributed during 2021.
Second Quarter 2020 Trends
Toward the end of the first quarter of 2020, ethylene shipping slowed as Asian demand was materially impacted by
COVID-19
lockdowns and a general slowdown in the global economy. This trend continued into the second quarter. However, as Asian economies restarted during the latter half of the second quarter, so too did the demand for ethylene. An upsurge in U.S. ethylene export capacity from our Marine Export Terminal, drove an uptake in cargo liftings from the second half of May onwards, positively impacting handysize ethylene tonnage. June cargoes alone from the two export terminals in the U.S. totaled around 100,000 tons. July and August also kept pace as the ethylene price arbitrage remained open with charter rates and vessel utilization across the ethylene shipping fleet having improved markedly in the latter part of the second quarter.
Propylene has seen a busy second quarter. Asian pricing improved, increasing pricing arbitrage with the result that approximately 75,000 tons was fixed from the U.S. Gulf area on the spot market. Navigator’s vessels lifted approximately half of these tons. The Middle East also contributed export tons, with three handysize cargoes employed on the spot market, two of which were on Navigator vessels. European petrochemical producers continued to use naphtha as feedstock throughout this period which resulted in excess butadiene availability, due to low regional demand. These volumes were exported to Asia on handysize semi-refrigerated vessels adding ton-miles
to the segment.
LPG freight rates were volatile during the quarter with the Very Large Gas Carrier 12 month time charter index falling by 36% from $1.1 million per calendar month (“pcm”) at the beginning of April to $720,000 pcm at the end of June and the Baltic spot index likewise dropping by 44% during this period. The handysize vessel 12 month charter assessment in comparison declined only 5% from $650,000 pcm to $620,000 pcm showing its resilience to volatility and maintaining a stable profile due to the vessels’ flexibility in trading in LPG, petrochemicals and ammonia markets.
The Luna Pool commenced operations in April and had 13 out of the 14 designated handysize ethylene vessels operating in the pool by the end of June. The remaining vessel has since been delivered into the pool. The market participants have welcomed additional ethylene vessels to our service offering. It enables us to improve our flexibility and better meet our customers’ needs especially during the ramp-up
of the Marine Export Terminal when ship availability and logistical scheduling added value to the stakeholders.
In summary, the quarter started slow due to the negative impacts of
COVID-19
on the world economy but trading is gradually recovering as various government restrictions ease and consumption improves, bringing monthly utilization levels from mid 80% at the end of the first quarter to approximately 90% during the second quarter, in part due to the increased activity through the Marine Export Terminal.
COVID-19
The impact of
COVID-19
continues to affect global economic conditions that effect our business, financial condition and the results of our operations. The ultimate severity of
COVID-19
is uncertain and its future effects depend on the spread of the outbreak, the reactions of various national governments and the duration of the effects of the virus. Therefore, a full estimate of the likely impact cannot be made with certainty at this time.
Crew changes continue to be a challenge, consistent with most shipowners, although an increasing number of crew changes have successfully occurred during the quarter, with over 500 crew relieved, but still leaving approximately 50 with overdue leave. Drydocking vessels have resumed in various dockyards around the world and the Company has undertaken three drydocks during the second quarter, with a further eight being scheduled for the second half of the year.

Financing
To increase liquidity, on August 4, 2020, the Company amended the Terminal Facility to allow an early true-up
of $34.0 million, enabling those funds to be immediately drawn for general corporate purposes due to previous capital contributions for the Marine Export Terminal being paid from the Company’s own resources.
In addition, on September 17, 2020, the Company has entered into an agreement to new $210 million revolving credit facility to refinance one of its vessel loans, the effect of which will enable the Company to borrow an additional approximate $30 million for general corporate purposes.
The Company has refinanced its existing $100 million senior unsecured bonds that were scheduled to mature in February 2021, with new $100 million senior unsecured bonds. The new bonds will mature in September 2025 and have a fixed coupon of 8.00% per annum. The existing bonds were redeemed in full on September 15, 2020. See “Liquidity and Capital Resources—2017 Senior Unsecured Bonds” and “—2020 Senior Unsecured Bonds.”

Results of Operations for the Three Months Ended June 30, 2019 Compared to the Three Months Ended June 30, 2020
The following table compares our operating results for the three months ended June 30, 2019 and 2020:

	Three Months Ended June 30, 2019	Three Months Ended June 30, 2020	Percentage Change
	(in thousands, except percentages)
Operating revenue	$73,586	$79,869	8.5%
Operating revenue – Luna Pool collaborative arrangements	—	2,596	—

Total Operating Revenue	$73,586	$82,465	12.1%
Operating expenses:
Brokerage commissions	1,233	1,305	5.8%
Voyage expenses	16,437	14,728	(10.4%)
Voyage expenses – Luna Pool collaborative arrangements	—	3,043	—
Vessel operating expenses	27,448	26,493	(3.5%)
Depreciation and amortization	18,913	19,151	1.3%
General and administrative costs	5,195	4,509	(13.2%)
Other Income	—	(117)	—

Total operating expenses	$69,226	$69,112	(0.2%)

Operating income	$4,360	$13,353	206.3%
Foreign currency exchange loss on senior secured bonds	(768)	(4,852)	531.8%
Unrealized gain on non-designated derivative instruments	861	6,354	638.0%
Interest expense	(12,209)	(11,128)	(8.9%)
Interest income	205	96	(53.2%)

(Loss) / income before taxes and share of result of equity accounted joint ventures	$(7,551)	$3,823	—
Income taxes	(81)	(168)	107.4%
Share of result of equity accounted joint ventures	(101)	(164)	62.4%

Net (loss) / income	$(7,733)	$3,491	—
Net income attributable to non-controlling interest	—	(483)	—

Net (loss) / income attributable to stockholders of Navigator Holdings Ltd.	$(7,733)	$3,008	—

Operating Revenue
. Operating revenue increased by $6.3 million or 8.5% to $79.9 million for the three months ended June 30, 2020, from $73.6 million for the three months ended June 30, 2019. This increase was principally due to:

•
an increase in operating revenue of approximately $4.8 million attributable to an increase in average monthly time charter equivalent rates, which increased to an average of approximately $657,085 per vessel per calendar month ($21,606 per day) for the three months ended June 30, 2020, compared to an average of approximately $606,572 per vessel per calendar month ($19,940 per day) for the three months ended June 30, 2019.

•
an increase in operating revenue of approximately $2.3 million attributable to an increase in fleet utilization which rose to 88.3% for the three months ended June 30, 2020 from 85.2% for the three months ended June 30, 2019;

•
an increase in operating revenue of approximately $0.9 million attributable to an increase in vessel available days of 52 days or 1.5% for the three months ended June 30, 2020 compared to the three months to June 30, 2019, primarily due to a reduction in the number of dry dockings undertaken during the three months ended June 30, 2020 compared to the three months ended June 30, 2019 as a result of local lockdowns caused by
COVID-19;
and

•
a decrease in operating revenue of approximately $1.7 million primarily attributable to a decrease in pass through voyage costs, due to less bunker and canal transit costs for the three months ended June 30, 2020 compared to the three months ended June 30, 2019.

The following table presents selected operating data for the three months ended June 30, 2019 and 2020, which we believe are useful in understanding the basis for movement in our operating revenue.

	Three Months Ended June 30, 2019	Three Months Ended June 30, 2020
Fleet Data:
Weighted average number of owned vessels	38.0	38.0
Ownership days	3,458	3,458
Available days	3,362	3,414
Operating days	2,866	3,015
Fleet utilization	85.2%	88.3%
Average daily time charter equivalent rate (*)	$19,940	$21,606

*
Non-GAAP
Financial Measure—Time charter equivalent:
Time charter equivalent (“TCE”) rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues, less any voyage expenses, by the number of operating days for the relevant period. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a shipping industry performance measure used primarily to compare period-to-period
changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

Reconciliation of Operating Revenue to TCE rate
The following table represents a reconciliation of operating revenue to TCE rate. Operating revenue is the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Three Months Ended June 30, 2019	Three Months Ended June 30, 2020
	(in thousands, except operating days and average daily time charter equivalent rate)
Fleet Data:
Operating revenue	$73,586	$79,869
Voyage expenses	16,437	14,728

Operating revenue less Voyage expenses	57,149	65,141

Operating days	2,866	3,015
Average daily time charter equivalent rate	$19,940	$21,606
Operating Revenue – Luna Pool collaborative arrangements
. Pool earnings are aggregated and then allocated (after deducting pool overheads and managers fees) to the Pool Participants in accordance with the Pooling Agreement. Operating revenue—Luna Pool collaborative arrangements was $2.6 million for the three months ended June 30, 2020, which represents our share of pool net revenues generated by the other participant’s vessels in the pool. The Luna Pool, which comprises nine of the Company’s ethylene vessels and five ethylene vessels from Pacific Gas Pte. Ltd., focuses on the transportation of ethylene and ethane to meet the growing demands of our customers. The Luna Pool became operational during the quarter ended June 30, 2020 and consequently there was no Operating Revenue—Luna Pool collaborative arrangements for the three months ended June 30, 2019.
Brokerage Commissions
. Brokerage commissions, which typically vary between 1.25% and 2.5% of operating revenue, increased by 5.8%, to $1.3 million for the three months ended June 30, 2020, from $1.2 million for the three months ended June 30, 2019, primarily as a result of an increase in the time charter element of operating revenue on which brokerage commissions are based.
Voyage Expenses.
 Voyage expenses decreased by 10.4% to $14.7 million for the three months ended June 30, 2020, from $16.4 million for the three months ended June 30, 2019. This was primarily due to a decrease in oil prices following the onset of the
COVID-19
pandemic and consequently a reduction in the price of bunkers used by our vessels. The number of voyage charter days increased by approximately 6.0% during the three months ended June 30, 2020 as compared to the three months ended June 30, 2019 but the reduction in bunker prices more than offset the increased voyage charter costs that would be attributable to this rise. These decreased voyage costs are pass through costs, corresponding to a decrease in operating revenue of the same amount.

Voyage Expenses – Luna Pool collaborative arrangements
. Voyage expenses—Luna Pool collaborative arrangements was $3.0 million for the three months ended June 30, 2020, which represents the other participant’s share of pool net revenues generated by our vessels in the pool. The net effect after deducting operating revenue – Luna Pool collaborative arrangements was that our vessels contributed $0.4 million to other the participant in the Luna Pool. The Luna Pool became operational during the quarter ended June 30, 2020 and consequently there was no Voyage Expenses—Luna Pool collaborative arrangements for the three months ended June 30, 2019.
Vessel Operating Expenses
. Vessel operating expenses decreased by 3.5% to $26.5 million for the three months ended June 30, 2020, from $27.4 million for the three months ended June 30, 2019. Average daily vessel operating expenses decreased by $276 per vessel per day, or 3.5%, to $7,662 per vessel per day for the three months ended June 30, 2020, compared to $7,938 per vessel per day for the three months ended June 30, 2019. This was primarily due to a general underspend in vessel operating expenses across the fleet as costs were tightly controlled, as well as some costs being deferred to subsequent quarters as a result of
COVID-19,
during the three months ended June 30, 2020 compared to the three months ended June 30, 2019.
Depreciation and Amortization
. Depreciation and amortization expense increased by 1.3% to $19.2 million for the three months ended June 30, 2020, from $18.9 million for the three months ended June 30, 2019. Depreciation and amortization expense included amortization of capitalized drydocking costs of $2.0 million and $1.8 million for the three months ended June 30, 2020 and 2019 respectively.
General and Administrative Costs
. General and administrative costs decreased by $0.7 million or 13.2% to $4.5 million for the three months ended June 30, 2020, from $5.2 million for the three months ended June 30, 2019. The decrease in general and administrative costs was primarily due to a gain on the revaluation of an Indonesian Rupiah bank account as of June 30, 2020 regaining $1.0 million since March 31, 2020 following a strengthening of the Indonesian Rupiah relative to the U.S. dollar.
Other Income
. Other income was $0.1 million for the three months ended June 30, 2020 and consists of management fees for commercial and administrative activities performed by the Company for the Luna Pool. The Luna Pool became operational during the quarter ended June 30, 2020 and consequently there was no other income for the quarter ended June 30, 2019.
Non-operating
Results
Foreign Currency Exchange Loss on Senior Secured Bonds
. Exchange gains and losses relate to
non-cash
movements on our 600 million Norwegian Kroner 2018 Bonds which are translated to U.S. Dollar at the prevailing exchange rate as of June 30, 2020. The foreign currency exchange loss of $4.9 million for the three months ended June 30, 2020 was as a result of the Norwegian Kroner strengthening against the U.S. dollar, being NOK 9.7 to USD 1.0 as of June 30, 2020 compared to NOK 10.5 to USD 1.0 as of March 31, 2020.
Unrealized Gain on
Non-designated
Derivative Instruments
. The unrealized gain on
non-designated
derivative instruments of $6.4 million for the three months ended June 30, 2020 relates to the fair value movement in our cross-currency interest rate swap and is primarily due to the strengthening of the Norwegian Kroner against the U.S. dollar. The unrealized gain on this swap for the three months ended June 30, 2019 was $0.8 million.
Interest Expense
. Interest expense decreased by $1.1 million, or 8.9%, to $11.1 million for the three months ended June 30, 2020, from $12.2 million for the three months ended June 30, 2019. This is primarily as a result of a reduction in
3-month
US LIBOR interest rates.
Income Taxes
. Income taxes related to taxes on our subsidiaries incorporated in the United Kingdom, Poland and Singapore and our consolidated variable interest entity (“VIE”), incorporated in Malta. For the three months ended June 30, 2020, we had a tax charge of $168,000 compared to taxes of $81,000 for the three months ended June 30, 2019.
Share of result of equity accounted joint ventures
. The share of result of the Company’s 50% ownership in the Export Terminal Joint Venture was a loss of $0.2 million for the three months ended June 30, 2020, primarily as a result of initial low volumes through the Marine Export Terminal earlier in the quarter, prior to the commencement of the throughput agreements.
Non-Controlling
Interest.
We have entered into a sale and leaseback arrangement with a wholly-owned special purpose vehicle (“lessor SPV”) of a financial institution. While we do not hold any equity investments in this lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly, we are required to consolidate this VIE into our financial results. Thus, the income attributable to the financial institution of $0.5 million is presented as the non-controlling
interest in our financial results.

Results of Operations for the Six Months Ended June 30, 2019 Compared to the Six Months Ended June 30, 2020
The following table compares our operating results for the six months ended June 30, 2019 and 2020:

	Six Months Ended June 30, 2019	Six Months Ended June 30, 2020	Percentage Change
	(in thousands, except percentages)
Operating revenue	$149,689	$161,126	7.6%
Operating revenue – Luna Pool collaborative arrangements	—	2,596	—

Total operating revenue	$149,689	$163,722	9.4%
Operating expenses:
Brokerage commissions	2,542	2,560	0.7%
Voyage expenses	29,794	32,272	8.3%
Voyage expenses – Luna Pool collaborative arrangements	—	3,043	—
Vessel operating expenses	56,922	53,899	(5.3%)
Depreciation and amortization	37,861	38,361	1.3%
General and administrative costs	9,997	11,017	10.2%
Other Income	—	(117)	—

Total operating expenses	$137,116	$141,035	2.9%

Operating income	$12,573	$22,687	80.4%
Foreign currency exchange (loss)/gain on senior secured bonds	(952)	6,565	n/a
Unrealized gain/(loss) on non-designated derivative instruments	1,645	(7,607)	n/a
Interest expense	(24,362)	(22,668)	(7.0%)
Interest income	420	315	(25.0%)

(Loss)/ income before taxes and share of result of equity accounted joint ventures	$(10,676)	$(708)	(93.4%)
Income taxes	(174)	(336)	93.1%
Share of result of equity accounted joint ventures	(140)	(3,205)	—

Net loss	$(10,990)	$(4,249)	(61.3%)
Net income attributable to non-controlling interest	—	(905)	—

Net loss attributable to stockholders of Navigator Holdings Ltd.	$(10,990)	$(5,154)	(53.1%)

Operating Revenue
. Operating revenue, net of address commission, increased by $11.4 million or 7.6% to $161.1 million for the six months ended June 30, 2020, from $149.7 million for the six months ended June 30, 2019. This increase was principally due to:

•
an increase in operating revenue of approximately $5.3 million attributable to an increase in fleet utilization which rose to 88.7% for the six months ended June 30, 2020 from 85.0% for the six months ended June 30, 2019;

•
an increase in operating revenue of approximately $2.1 million attributable to an increase in average monthly time charter equivalent rates, which increased to an average of approximately $645,670 per vessel per calendar month ($21,228 per day) for the six months ended June 30, 2020, compared to an average of approximately $634,622 per vessel per calendar month ($20,864 per day) for the six months ended June 30, 2019.

•
an increase in operating revenue of approximately $1.5 million attributable to an increase in vessel available days of 85 days or 1.3% for the six months ended June 30, 2020, due to an increase in the number of ownership days for the leap year and a reduction in the number of dry dockings undertaken during the six months ended June 30, 2020 compared to the six months ended June 30, 2019 as a result of local lockdowns caused by
COVID-19;
and

•
an increase in operating revenue of approximately $2.5 million primarily attributable to an increase in pass through voyage costs, due to additional bunker and canal transit costs for the six months ended June 30, 2020 compared to the six months ended June 30, 2019.

The following table presents selected operating data for the six months ended June 30, 2019 and 2020, which we believe are useful in understanding the basis for movement in our operating revenue.

	Six Months Ended June 30, 2019	Six Months Ended June 30, 2020
Fleet Data:
Weighted average number of owned vessels	38.0	38.0
Ownership days	6,878	6,916
Available days	6,761	6,846
Operating days	5,746	6,070
Fleet utilization	85.0%	88.7%
Average daily time charter equivalent rate (*)	$20,864	$21,228

*
Non-GAAP
Financial Measure—Time charter equivalent:
Time charter equivalent (“TCE”) rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues, less any voyage expenses, by the number of operating days for the relevant period. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a shipping industry performance measure used primarily to compare period-to-period
changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

Reconciliation of Operating Revenue to TCE rate
The following table represents a reconciliation of operating revenue to TCE rate. Operating revenue is the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Six Months Ended June 30, 2019	Six Months Ended June 30, 2020
	(in thousands, except operating days and average daily time charter equivalent rate)
Fleet Data:
Operating revenue	$149,689	$161,126
Voyage expenses	29,794	32,272

Operating revenue less Voyage expenses	119,895	128,854

Operating days	5,746	6,070
Average daily time charter equivalent rate	$20,864	$21,228
Operating Revenue – Luna Pool collaborative arrangements
. Pool earnings are aggregated and then allocated (after deducting pool overheads and managers fees) to the Pool Participants in accordance with the Pooling Agreement. Operating revenue—Luna Pool collaborative arrangements was $2.6 million for the six months ended June 30, 2020, which represents our share of pool net revenues generated by the other participant’s vessels in the pool. The Luna Pool became operational during the quarter ended June 30, 2020 and consequently there was no Operating Revenue – Luna Pool collaborative arrangements for the six months ended June 30, 2019.
Brokerage Commissions
. Brokerage commissions, which typically vary between 1.25% and 2.5% of operating revenue, increased by 0.7%, to $2.6 million for the six months ended June 30, 2020, from $2.5 million for the six months ended June 30, 2019. The increase was primarily due to an increase in time charter operating revenue for the six months ended June 30, 2020, compared to the six months ended June 30, 2019, offset by a decrease in voyage charter revenue over the same period. Time charter hire attracts a lower percentage commission than that of voyage charters.

Voyage Expenses.
 Voyage expenses increased by 8.3% to $32.3 million for the six months ended June 30, 2020, from $29.8 million for the six months ended June 30, 2019. This was primarily due to the cost of low sulfur fuel in accordance with new International Maritime Organization regulations which came into force from January 1, 2020 requiring vessels to use fuel with a range of no more than 0.1% to 0.5% sulfur emissions depending on their area of trading and an increase in canal transits performed by our vessels during the six months ended June 30, 2020 as compared to the six months ended June 30, 2019. Bunker prices have reduced during the six months ended June 30, 2020 due to the drop in the oil price as a result of the
COVID-19
pandemic but there is still an effect from the higher prices seen in the three months ended March 31, 2020 on bunker costs within voyage expenses.    These increased voyage costs are pass through costs, corresponding to an increase in operating revenue of the same amount.
Voyage Expenses – Luna Pool collaborative arrangements
. Voyage expenses from Luna Pool collaborative arrangements was $3.0 million for the six months ended June 30, 2020, which represents the other participant’s share of pool net revenues generated by our vessels in the pool. The net effect after deducting Operating revenue – Luna Pool collaborative arrangements was that our vessels contributed $0.4 million to other participants in the Luna Pool. The Luna Pool became operational during the quarter ended June 30, 2020 and consequently there was no Voyage Expenses – Luna Pool collaborative arrangements for the six months ended June 30, 2019.
Vessel Operating Expenses
. Vessel operating expenses decreased by 5.3% to $53.9 million for the six months ended June 30, 2020, from $56.9 million for the six months ended June 30, 2019. Average daily vessel operating expenses decreased by $483 per vessel per day, or 5.8%, to $7,793 per vessel per day for the six months ended June 30, 2020, compared to $8,276 per vessel per day for the six months ended June 30, 2019. This was primarily due to a general underspend in vessel operating expenses across the fleet during the six months ended June 30, 2020 compared to the six months ended June 30, 2019 as well as unexpected costs incurred for repairs and maintenance for the six months ended June 30, 2019 which have not reoccurred for the six months ended June 30, 2020.
Depreciation and Amortization
. Depreciation and amortization expense increased by 1.3% to $38.4 million for the six months ended June 30, 2020, from $37.9 million for the six months ended June 30, 2019. Depreciation and amortization expense included amortization of capitalized drydocking costs of $4.1 million and $3.7 million for the six months ended June 30, 2020 and 2019 respectively.
General and Administrative Costs
. General and administrative costs increased by $1.0 million or 10.2% to $11.0 million for the six months ended June 30, 2020, from $10.0 million for the six months ended June 30, 2019. This increase in general and administrative costs was primarily due to additional insurance costs of $0.4 million for the now operational Marine Export Terminal and the write off of previously capitalized costs of $0.5 million relating to the same Marine Export Terminal.
Other Income
. Other income was $0.1 million for the six months ended June 30, 2020 and consists of management fees for commercial and administrative activities performed by the Company for the Luna Pool. The Luna Pool became operational during the quarter ended June 30, 2020 and consequently there was no other income for the six months ended June 30, 2019.
Non-operating
Results
Foreign Currency Exchange (Loss)/Gain on Senior Secured Bonds
. Exchange gains and losses relate to
non-cash
movements on our 600 million Norwegian Kroner 2018 Bonds which are translated to U.S. Dollars at the prevailing exchange rate as of June 30, 2020. The foreign currency exchange gain of $6.6 million for the six months ended June 30, 2020 was as a result of the Norwegian Kroner weakening against the U.S. dollar, being NOK 9.7 to USD 1.0 as of June 30, 2020 compared to NOK 8.8 to USD 1.0 as of December 31, 2019.
Unrealized Gain/(Loss) on
Non-designated
Derivative Instruments
. The unrealized loss on
non-designated
derivative instruments of $7.6 million for the six months ended June 30, 2020 relates to the fair value movement in our cross-currency interest rate swap and is primarily due to the weakening of the Norwegian Kroner against the U.S. dollar. The unrealized gain on this swap for the six months ended June 30, 2019 was $1.6 million.
Interest Expense
. Interest expense decreased by $1.7 million, or 7.0%, to $22.7 million for the six months ended June 30, 2020, from $24.4 million for the six months ended June 30, 2019. This is primarily as a result of a reduction in
3-month
US LIBOR interest rates, $1.0 million of which was offset by a lower amount of interest capitalization on the Marine Export Terminal for the six months ended June 30, 2020 compared to the six months ended June 30, 2019.
Income Taxes
. Income taxes related to taxes on our subsidiaries incorporated in the United Kingdom, Poland and Singapore and our consolidated variable interest entity (“VIE”), incorporated in Malta. For the six months ended June 30, 2020, we had a tax charge of $336,000 compared to taxes of $174,000 for the six months ended June 30, 2019.
Share of result of equity accounted joint ventures
. The share of result of the Company’s 50% ownership in the Export Terminal Joint Venture was a loss of $3.2 million for the six months ended June 30, 2020 compared to a loss of $0.1 million for the six months ended June 30, 2019, primarily as a result of initial losses following the terminal becoming operational in December 2019. However volumes of product through the Marine Export Terminal have increased during the second quarter of 2020.

Non-Controlling
Interest.
We have entered into a sale and leaseback arrangement with a wholly-owned special purpose vehicle (“lessor SPV”) of a financial institution. While we do not hold any equity investments in this lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly, we are required to consolidate this VIE into our financial results. Thus, the income attributable to the financial institution of $0.9 million is presented as the non-controlling
interest in our financial results.
Liquidity and Capital Resources
Liquidity and Cash Needs
Our primary sources of funds are cash and cash equivalents, cash from operations, undrawn bank borrowings and proceeds from bond issuances. As of June 30, 2020, we had cash, cash equivalents and restricted cash of $61.3 million. Our secured term loan facilities and revolving credit facilities require that the borrowers have liquidity (including undrawn available lines of credit with a maturity exceeding 12 months) of no less than (i) $25.0 million or $35.0 million, or (ii) 5% of Net Debt or total debt as applicable, whichever is greater, which was $43.1 million, as of June 30, 2020.
Amounts included in restricted cash represent those required to be set aside as collateral by a contractual agreement with a banking institution for the liability on the cross-currency interest rate swap agreement at the reporting date. Please read Note 9 (Derivative Instruments Accounted for at Fair Value) and Note 14 (Cash, Cash Equivalents and Restricted Cash) to the unaudited condensed consolidated financial statements. If the Norwegian Kroner weakens relative to the U.S. Dollar beyond a certain threshold, we are required to place cash collateral with our swap providers, which will be released over the life of the swap or on maturity. In the event the weakness of the Norwegian Kroner relative to the U.S. Dollar is significant, the cash collateral requirements could adversely affect our liquidity and financial position. As of June 30, 2020, the collateral amount held with the swap provider was $8.2 million (December 31, 2019, $1.3 million).
Our primary uses of funds are capital contributions for the investment in the Export Terminal Joint Venture, drydocking expenditures, voyage expenses, vessel operating expenses, general and administrative costs, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, financing expenses and repayment of bonds and bank loans. In addition to operating expenses, our medium-term and long-term liquidity needs relate to debt repayments, potential future newbuildings or acquisitions and the development of the Marine Export Terminal in our Export Terminal Joint Venture. We are required to maintain certain minimum liquidity amounts in order to comply with our various debt instruments. Please see “—Secured Term Loan Facilities and Revolving Credit Facilities”, “—2017 Senior Unsecured Bonds”, “—2018 Senior Secured Bonds” and “—2020 Senior Unsecured Bonds” below.
On August 4, 2020, we amended the Terminal Facility, enabling the immediate drawdown of $34.0 million for general corporate purposes rather than waiting for a true-up
on practical completion of the Marine Export Terminal later in 2020. It is expected the Company will draw down the $34.0 million in October 2020. In addition, on September 17, 2020, the Company has entered into a new $210 million revolving credit facility to refinance one of its vessel loan facilities which will enable the Company to borrow approximately an additional $30 million for general corporate purposes. We provide cash collateral as security against unrealized losses on our cross-currency interest rate swap and since June 30, 2020 the strengthening of the NOK against the U.S. dollar has resulted in the requisite cash collateral reducing to $5.6 million as of October 15, 2020, releasing $2.6 million from the $8.2 million held at June 30, 2020. As of June 30, 2020, we had contributed to the Export Terminal Joint Venture $133.0 million of our expected share of the approximate $147.2 million capital cost for the construction of the Marine Export Terminal. Since June 30, 2020 the Company has contributed an additional $7.5 million to the Export Terminal Joint Venture by drawing down on the Terminal Facility. We expect to contribute the remaining capital contributions during early 2021.
On September 10, 2020, the Company issued new senior unsecured $100 million 2020 Bonds for the purpose of refinancing its existing senior unsecured $100 million 2017 Bonds, which were scheduled to mature in February 2021. The 2020 Bonds will mature in September 2025 and have a fixed coupon of 8.00% per annum. The 2017 Bonds were redeemed in full on September 15, 2020.
A discussion of the Company’s going concern as of the date of issuance of the consolidated financial statements for the year ended December 31, 2019 can be found in the Company’s consolidated financial statements included in our 2019 Annual Report. As the Company has increased its liquidity headroom by enabling the immediate drawdown of $34.0 million for general corporate purposes from the Terminal Facility and the availability of an additional $30 million from the refinancing of one of its vessel loan facilities; as well as having refinanced its $100 million unsecured bonds which were scheduled to mature in February 2021, management believes that there is no longer substantial doubt that the Company will be able to pay its obligations as they fall due.
Capital Expenditures
Liquefied gas transportation is a capital-intensive business, requiring significant investment to maintain an efficient fleet and to stay in regulatory compliance.

We currently have no newbuildings on order. However, we may acquire additional vessels as part of our growth strategy, place newbuilding orders, or we may invest further in terminal infrastructures, such as expanding our existing Marine Export Terminal or other import or export terminals.
Cash Flows
The following table summarizes our cash, cash equivalents and restricted cash provided by (used in) operating, financing and investing activities for the six months ended June 30, 2019 and 2020:

	Six Months Ended June 30, 2019	Six Months Ended June 30, 2020
	(in thousands)
Net cash provided by operating activities	$16,737	$32,736
Net cash used in investing activities	(52,948)	(7,892)
Net cash provided by/(used in) financing activities	11,981	(29,722)

Net decrease in cash, cash equivalents and restricted cash	(24,230)	(4,878)
Operating Cash Flows
. Net cash provided by operating activities for the six months ended June 30, 2020 increased to $32.7 million, from $16.7 million for the six months ended June 30, 2019, an increase of $16.0 million. This increase was primarily due to reduced losses and changes in working capital movements for the six months ended June 30, 2020, compared to the six months ended June 30, 2020, 2019.
Net cash flow from operating activities depends upon charter rates attainable, fleet utilization, fluctuations in working capital balances, repairs and maintenance activity, amount and duration of drydocks, changes in interest rates and foreign currency rates.
We are required to drydock each vessel once every five years until it reaches 15 years of age, after which we are required to drydock the applicable vessel every two and one-half
to three years. Drydocking each vessel takes approximately
20-30
days. Drydocking days generally include approximately
5-10
days of travel time to and from the drydocking shipyard and approximately
15-20
days of actual drydocking time. Three of our vessels were drydocked during the six months ended June 30, 2020, with eight further vessels originally scheduled for drydocking during the remainder of 2020. However, drydockings for some of our vessels may be delayed to 2021 due to the dockyard constraints as a result of
COVID-19.
We spend significant amounts of funds for scheduled drydocking (including the cost of classification society surveys) of each of our vessels. As our vessels age and our fleet expands, our drydocking expenses will increase. We estimate the current cost of the five-year drydocking of one of our vessels is approximately $1.0 million, the ten-year
drydocking cost is approximately $1.3 million, and the 15 year and 17 year drydocking costs are approximately $1.5 million each. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking, such as the requirement to install ballast water treatment plants, and classification society surveys with a balance included as a component of our operating expenses.
Investing Cash Flows
. Net cash used in investing activities of $7.9 million for the six months ended June 30, 2020 primarily consisted of an increase of $7.5 million in our investment in the Marine Export Terminal Joint Venture and our investment of $1.0 million in ballast water treatment systems which are being retrofitted on our vessels during drydock to comply with the requirements of the Ballast Water Management Convention, offset by insurance recoveries of $0.6 million.
Net cash used in investing activities of $52.9 million for the six months ended June 30, 2019 primarily consisted of our investment in our Export Terminal Joint Venture of $51.5 million
Financing Cash Flows
. Net cash used in financing activities of $29.7 million for the six months ended June 30, 2020, relates to regular quarterly repayments on our secured term loan facilities of $33.3 million and an extemporaneous repayment of $3.7 million on the Navigator Aurora Facility held within our consolidated lessor VIE, offset by a drawdown of $7.5 million on the Terminal Facility in April 2020.
Net cash provided by financing activities of $12.0 million for the six months ended June 30, relates to the drawing down of $107.0 million on the March 2019 Secured Term Loan and $20.0 million from the October 2016 secured term loan and revolving credit facility, partially offset by a repayment of the January 2015 secured term loan of $75.6 million, $35.1 million relating to regular quarterly loan repayments and issuance costs for each of the March 2019 Secured Term Loan, Terminal Facility and 2018 Bonds totaling $4.3 million.

Terminal Facility
General
. On March 29, 2019, Navigator Ethylene Terminals LLC (“Marine Terminal Borrower”), our wholly-owned subsidiary, entered into a Credit Agreement (the “Terminal Facility”) with ING Capital LLC and SG Americas Securities, LLC for a maximum principal amount of $75.0 million, to be used first for the payment of project costs relating to our Marine Export Terminal, as summarized in the table below. On August 4, 2020, the Terminal Facility was amended to enable the immediate drawdown of $34.0 million for general corporate purposes. For additional information regarding the Terminal Facility, please read “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Terminal Facility” in our 2019 Annual Report.
The table below summarizes the Terminal Facility as of June 30, 2020:

Facility agreement date	Original Facility amount	Principal Amount outstanding	Undrawn Amount at June 30, 2020	Interest rate	Loan Maturity date
	(in millions)
March 2019	$75.0	7.5	61.5	US LIBOR + 250 to 300 BPS	December 2025
As of June 30, 2020, based on the committed throughput agreements for the Marine Export Terminal, a total of $69.0 million was available under the Terminal Facility, $7.5 million of which was drawn as of June 30, 2020, a further $7.5 million was drawn on July 30, 2020, $34.0 million is available for immediate drawdown for generate corporate purposes and $20.0 million is available for future capital contributions or/and subject to the satisfaction of certain conditions.
Financial Covenants.
Under the Terminal Facility, the Marine Terminal Borrower must maintain a minimum debt service coverage ratio (as defined in the Terminal Facility) for the prior four calendar fiscal quarters (or shorter period of time if data for the prior four fiscal quarters is not available) of no less than 1.10 to 1.00 from the beginning of the second full fiscal quarter of the term loan, expected to be June 2021.
Restrictive Covenants
.
Following completion of the Marine Export Terminal, the Marine Terminal Borrower can only pay dividends if the Marine Terminal Borrower satisfies certain customary conditions to paying a dividend, including maintaining a debt service coverage ratio for the immediately preceding four consecutive fiscal quarters and the projected immediately succeeding four consecutive fiscal quarters of not less than 1.20 to 1.00 and no default or event of default has occurred or is continuing. The Terminal Facility also limits the Marine Terminal Borrower from, among other things, incurring indebtedness or entering into mergers and divestitures. The Terminal Facility also contains general covenants that will require the Marine Terminal Borrower to vote its interest in the Marine Terminal Joint Venture to cause the Marine Terminal Joint Venture to maintain adequate insurance coverage, complete the Marine Export Terminal and maintain its property (but only to the extent the Marine Terminal Borrower has the power under the organizational documents of the Marine Terminal Joint Venture to so cause such actions).
Secured Term Loan Facilities and Revolving Credit Facilities
General
. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries have entered into various secured term loan facilities and revolving credit facilities as summarized in the table below. For additional information regarding our secured term loan facilities and revolving credit facilities, please read “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities” in our 2019 Annual Report.
The table below summarizes our secured term loan and revolving credit facilities as of June 30, 2020:

Facility agreement date	Original Facility amount	Principal Amount outstanding	Interest rate	Loan Maturity date
	(in millions)
January 2015*	278.1	105.6	US LIBOR + 270 BPS	March 2022-April 2023
December 2015	290.0	180.2	US LIBOR + 210 BPS	December 2022
October 2016	220.0	122.8	US LIBOR + 260 BPS	November 2023
June 2017	160.8	111.3	US LIBOR + 230 BPS	June 2023
March 2019	107.0	95.6	US LIBOR + 240 BPS	March 2025
October 2019**	69.1	64.5	US LIBOR + 185 BPS	October 2026

Total	$1,125.0	$680.0

*	The January 2015 facility tranches mature over a range of dates, from March 2022 to April 2023.
**
The October 2019 loan facility relates to the Navigator Aurora Facility held within a lessor entity (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity. (Please read Note 15 (Variable Interest Entities) to our unaudited condensed consolidated financial statements).

Financial Covenants
.
The secured term loan facilities and revolving credit facilities contain financial covenants requiring the borrowers, among other things, to ensure that:

•
the borrowers have liquidity (including undrawn available lines of credit with a maturity exceeding 12 months) of no less than (i) $25.0 million or $35.0 million, or (ii) 5% of Net Debt or total debt, as applicable, whichever is greater;

•
the ratio of EBITDA to Interest Expense (each as defined in the applicable secured term loan facility and revolving credit facility or as amended), on a trailing four quarter basis, is no less than 2.00 to 1.00, until September 30, 2020 and no less than 2.50 to 1.00 or 3.00 to 1.00 thereafter; and

•	the borrower must maintain a minimum ratio of shareholder equity to total assets of 30%;
Restrictive Covenants
.
The secured facilities provide that the borrowers may not declare or pay dividends to shareholders out of operating revenues generated by the vessels securing the indebtedness until December 31, 2020 or, thereafter, if an event of default has occurred or is continuing. The secured term loan facilities and revolving credit facilities also limit the borrowers from, among other things, incurring indebtedness or entering into mergers and divestitures. The secured facilities also contain general covenants that will require the borrowers to maintain adequate insurance coverage and to maintain their vessels. In addition, the secured term loan facilities include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance
with security documents.
The borrowers are also required to deliver semi-annual compliance certificates, which include valuations of the vessels securing the applicable facility from an independent ship broker. Upon delivery of the valuation, if the market value of the collateral vessels is less than 125% to 135% of the outstanding indebtedness under the applicable facilities, the borrowers must either provide additional collateral or repay any amount in excess of 125% to 135% of the market value of the collateral vessels, as applicable. This covenant is measured semi-annually on June 30 and December 31. As of June 30, 2020, we had an aggregate excess of $407.8 million, between 24% and 47% above the levels required by these covenants, in addition to four additional vessels that are unsecured.
Other than as stated, our compliance with the financial covenants listed above is measured as of the end of each fiscal quarter. As of June 30, 2020, we were in compliance with all covenants under the secured term loan facilities and revolving credit facilities.
2017 Senior Unsecured Bonds
General
. On February 10, 2017, we issued senior unsecured bonds in an aggregate principal amount of $100.0 million with Nordic Trustee AS as the bond trustee (the “2017 Bonds”). The net proceeds of the issuance of the 2017 Bonds, together with cash on hand, were used to redeem in full previously issued bonds. The 2017 Bonds were governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA. Please read Note 8 (Senior Unsecured Bond) to the unaudited condensed consolidated financial statements.
Maturity.
The 2017 Bonds were due to mature in full on February 10, 2021 and would become repayable on that date. However in September 2020 the Company redeemed the 2017 Bonds in full at between 100% and 100.5% of par, using proceeds from the 2020 Bonds (as defined below).
Interest
. Interest on the 2017 Bonds was payable at a fixed rate of 7.75% per annum, calculated on a
360-day
year basis. Interest was payable semi-annually on August 10 and February 10 of each year. Interest was paid up to the redemption date of the 2017 Bonds.
Presentation
. The aggregate principal amount of $100.0 million of these bonds is presented in the balance sheet as non-current
liabilities at June 30, 2020, notwithstanding they were redeemed in September 2020, as the new 2020 bonds were raised specifically to refinance the current liability.

2020 Senior Unsecured Bonds
General
. On September 10, 2020, we issued senior unsecured bonds in an aggregate principal amount of $100.0 million with Nordic Trustee AS as the bond trustee (the “2020 Bonds”). The net proceeds of the issuance of the 2020 Bonds were used to redeem in full all of our outstanding 2017 Bonds. The 2020 Bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA.
Interest
. Interest on the 2020 Bonds is payable at a fixed rate of 8.0% per annum, calculated on a
360-day
year basis. Interest is payable semi-annually on March 10 and September 10 of each year.
Optional Redemption
. We may redeem the 2020 Bonds, in whole or in part at any time. Any 2020 Bonds redeemed; up until September 9, 2023 will be priced at the aggregate of the net present value of 103.2% of par and interest payable up to September 9, 2023; from September 10, 2023 up until September 9, 2024, are redeemable at 103.2% of par, from September 10, 2024 up until March 9, 2025, are redeemable at 101.6% of par, and from March 10 to the maturity date are redeemable at 100% of par, in each case, in cash plus accrued interest.
Maturity.
The 2020 Bonds mature in full on September 10, 2025 and become repayable on that date.
Additionally, upon the occurrence of a “Change of Control Event” (as defined in the bond agreement for the 2020 Bonds, (the “2020 Bond Agreement”)), the holders of 2020 Bonds have an option to require us to repay such holders’ outstanding principal amount of 2020 Bonds at 101% of par, plus accrued interest.
Financial Covenants
. The 2020 Bond Agreement contains financial covenants requiring us, among other things, to ensure that:

•	we and our subsidiaries maintain a minimum liquidity of no less than $35.0 million; and

•	we and our subsidiaries maintain an Equity Ratio (as defined in the 2020 Bond Agreement) of at least 30%.
Our compliance with the covenants listed above is measured as of the end of each fiscal quarter with effect from September 10, 2020.
Restrictive Covenants
. The 2020 Bonds provide that we may declare or pay dividends to shareholders provided the Company maintains a minimum liquidity of $60.0 million unless an event of default has occurred and is continuing. The 2020 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2020 Bond Agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.
2018 Senior Secured Bonds
General
. On November 2, 2018, we issued senior secured bonds in an aggregate principal amount of 600 million Norwegian Kroner (“NOK”) (approximately $71.7 million) with Nordic Trustee AS, as bond trustee and security agent (the “2018 Bonds”). The net proceeds are being used to partially finance our portion of the capital cost for the construction of the Marine Export Terminal. The 2018 Bonds are governed by Norwegian law and are listed on the Nordic ABM which is operated and organized by Oslo Børs ASA. Please read Note 7 (Senior Secured Bond) to the unaudited condensed consolidated financial statements.
Security
. The 2018 Bonds are secured by four of the Company’s ethylene capable vessels.
Interest
. Interest on the 2018 Bonds is payable quarterly at a rate equal to the
3-month
NIBOR plus 6.0% per annum, calculated on a
360-day
year basis. We have entered into a cross-currency interest rate swap agreement whereby interest is payable at a rate equal to the
3-month
LIBOR plus 6.608% throughout the life of the bond. Please read Note 9 (Derivative Instruments Accounted for at Fair Value) to the unaudited condensed consolidated financial statements.
Maturity.
The 2018 Bonds will mature in full on November 2, 2023.
Optional Redemption
. We may redeem the 2018 Bonds, in whole or in part, at any time beginning on or after November 2, 2021. Any 2018 Bonds redeemed from November 2, 2021 until November 1, 2022, are redeemable at 102.4% of par, from November 2, 2022 until May 1, 2023, are redeemable at 101.5% of par, and from May 2, 2023 to the maturity date are redeemable at 100% of par, in each case, in cash plus accrued interest.
Additionally, upon the occurrence of a “Change of Control Event” (as defined in the bond agreement governing the 2018 Bonds (the “2018 Bond Agreement”)), the holders of 2018 Bonds have an option to require us to repay such holders’ outstanding principal amount of 2018 Bonds at 101% of par, plus accrued interest.

Financial Covenants
. The 2018 Bond Agreement contains financial covenants requiring us, among other things, to ensure that:

•	we and our subsidiaries maintain a minimum liquidity of no less than $25.0 million; and

•	we and our subsidiaries maintain an Equity Ratio of at least 30%.
Our compliance with the covenants listed above is measured as of the end of each fiscal quarter. As of June 30, 2020, we were in compliance with all covenants under the 2018 Bonds.
Restrictive Covenants.
The 2018 Bond Agreement provides that we may declare dividends from January 1, 2020, payable at the earliest from January 1, 2021, so long as such dividends do not exceed 50% of our cumulative consolidated net profits after taxes since January 1, 2020. The 2018 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2018 Bond Agreement includes a put option exercisable following a change in control and customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.
Lessor VIE Debt
In October 2019, we entered into a sale and leaseback transaction to refinance one of our vessels,
Navigator Aurora
¸ with a lessor, OCY Aurora Ltd, a special purpose vehicle (“SPV”) and wholly owned subsidiary of Ocean Yield Malta Limited. The SPV was determined to be a variable interest entity
(“VIE”). We are deemed to be the primary beneficiary of the VIE, and as such consolidate the SPV into our results. The loan described below under “—Navigator Aurora Facility” relates to the VIE. Although we have no control over the funding arrangements of this entity, we are required to consolidate this loan facility into our financial results. Please read Note 15 (Variable Interest Entities) to our unaudited consolidated financial statements for further information.
Upon the occurrence of a “Change of Control Event” (as defined in the sale and leaseback agreement), the lessor has an option to require us to repurchase
Navigator Aurora
at 103% of the outstanding lease amount, plus costs and expenses directly attributable to the termination of the lessor’s financing arrangements, such as break costs for swap arrangements.
Navigator Aurora Facility
In October 2019, the SPV, which owns the vessel
Navigator Aurora
, entered into an unsecured financing agreement for $69.1 million, the “Navigator Aurora Facility”. The Navigator Aurora Facility is a seven year unsecured loan provided by Ocean Yield Malta Limited, the parent of OCY Aurora Ltd., The Navigator Aurora Facility is subordinated to a further bank loan where OCY Aurora Ltd is the guarantor and
Navigator Aurora
is pledged as security. The Navigator Aurora Facility bears interest at three month U.S. LIBOR plus a margin of 185 basis points and is repayable by the SPV with a balloon payment on maturity. During the six months ended June 30, 2020 extemporaneous repayments of $3.7 million were made and as of June 30, 2020, there was $64.5 million in borrowings outstanding under the Navigator Aurora Facility (December 31, 2019, $68.2 million.)
Tabular Disclosure of Contractual Obligations
The contractual obligations schedule set forth below summarizes our contractual obligations as of June 30, 2020:

	Remainder of 2020	2021	2022	2023	2024	Thereafter	Total
		(in thousands)
Marine Export Terminal capital contributions 1	$7,500	$6,700	$—	$—	$—	$—	$14,200
Secured term loan facilities and revolving credit facilities 2	33,267	74,034	259,053	193,078	9,150	54,387	622,969
2017 Bonds 3	—	100,000	—	—	—	—	100,000
2018 Bonds	—	—	—	71,697	—	—	71,697
Office operating leases 4	730	1,459	242	—	—	—	2,431
Navigator Aurora Facility 5	—	—	—	—	—	64,483	64,483

Total contractual obligations	$41,497	$182,193	$259,295	$264,775	$9,150	$118,870	$875,780

1
On July 30, 2020, the Company made a capital contribution of $7.5 million, reducing the anticipated remaining contributions from $14.2 million to $6.7 million, expected to be contributed in 2021 for our portion of the capital cost for the construction of the Marine Export Terminal.

2
On August 4, 2020, the Terminal Facility was amended to allow the Company an early true-up
of $34.0 million, enabling those funds to be immediately drawn for general corporate purposes due to previous capital contributions for the Marine Export Terminal being paid from the Company’s own resources. In addition, on September 17, 2020, the Company entered into a new $210.0 million revolving credit facility to refinance one of its vessel loans enabling the Company to borrow approximately an additional $30 million for general corporate purposes.

3
The Company refinanced its 2017 Bonds that were scheduled to mature in February 2021, with the new 2020 Bonds. They are therefore presented as a non-current
liability in the balance sheet. The new bonds will mature in September 2025 and have a fixed coupon of 8.00% per annum. The 2017 Bonds were redeemed in full in September 2020. See “Liquidity and Capital Resources—2017 Senior Unsecured Bonds” and “—2020 Senior Unsecured Bonds.”

4
The Company occupies office space in London with a lease that commenced in January 2017 for a period of 10 years with a mutual break option in January 2022, which is the fifth anniversary from the lease commencement date. This break option is recognized in the table above but has not been included as part of the right-of-use
asset and lease liability associated with the lease. Please read Note 17 (Operating Lease Liabilities) to our unaudited condensed consolidated financial statements.

5
The Navigator Aurora Facility is a loan facility held within a lessor entity (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity. Please read Note 15 (Variable Interest Entities) to our unaudited condensed consolidated financial statements.

As part of our growth strategy, we will continue to consider strategic opportunities, including the acquisition of additional vessels. We may choose to pursue such opportunities through internal growth or joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including credit facilities, debt borrowings, sale and leaseback of vessels and the issuance of additional shares of common stock.
Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For a description of our material accounting policies, please read Note 2 (Summary of Significant Accounting Policies) to our audited historical consolidated financial statements included in our 2019 Annual Report.

Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risk from changes in interest rates and foreign currency fluctuations, as well as inflation. We use interest rate swaps to manage interest rate risks but do not use these financial instruments for trading or speculative purposes.
Interest Rate Risk
The Company and certain of our vessel-owning subsidiaries are parties to secured term loan and revolving credit facilities that bear interest at an interest rate of US LIBOR plus 185 to 270 basis points. A variation in LIBOR of 100 basis points would result in a variation of $6.9 million in annual interest paid on our indebtedness outstanding at June 30, 2020, under the secured term loan and revolving credit facilities.
Foreign Currency Exchange Rate Risk
Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues are in U.S. Dollars. Our expenses, however, are in the currency invoiced by each supplier and we remit funds in the various currencies invoiced. We incur some vessel operating expenses and general and administrative costs in foreign currencies, primarily the Euro, Pound Sterling and Polish Zloty; and there is a risk that currency fluctuations could have an adverse effect on the value of our cash flows. We believe that any adverse effect on these costs would not be material and we have not entered into any derivative contracts to mitigate our exposure to foreign currency exchange rate risk.
We have entered into a cross currency interest rate swap to mitigate the risk of currency movements for interest payments during the five-year tenor of the 2018 Bonds and for the principal repayment at maturity in November 2023. Please read Note 9 (Derivative Instruments Accounted for at Fair Value) to the unaudited condensed consolidated financial statements. However, if the Norwegian Kroner weakens relative to the U.S. Dollar beyond a certain threshold, we are required to place cash collateral with our swap providers for the liability on the cross-currency interest rate swap at the reporting date. At June 30, 2020 we had placed $8.2 million as cash collateral. In the event the weakening of the Norwegian Kroner relative to the U.S. Dollar is significant, the cash collateral requirements could adversely affect our liquidity and financial position.
Inflation
Certain of our operating expenses, including crewing, insurance and drydocking costs, are subject to fluctuations as a result of market forces. Increases in bunker costs could have a material effect on our future operations if the number and duration of our voyage charters or COAs increases. In the case of the 38 vessels owned as of June 30, 2020, 16 were employed on time charter and as such it is the charterers who pay for the bunkers on those vessels. If our vessels are employed under voyage charters or COAs, freight rates are generally sensitive to the price of bunkers. However, a sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after prices settle at a higher level.
Credit Risk
We may be exposed to credit risks in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk continuously and perform ongoing evaluations of these charterers for credit risk. At June 30, 2020, no more than six of our vessels were employed by the same charterer.
We invest our surplus funds with reputable financial institutions, with original maturities of no more than three months, in order to provide the Company with flexibility to meet all requirements for working capital and for capital investments.

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
This Report on Form
6-K
for the quarter ended June 30, 2020 contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this report. These risks and uncertainties include but are not limited to:

•	global epidemics or other health crises such as the recent outbreak of coronavirus COVID-19, including its impact on our business;

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our ability to continue to comply with all our debt covenants;

•
our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•
the availability and cost of low sulfur fuel oil compliant with the International Maritime Organization sulfur emission limit reductions, generally referred to as “IMO 2020,” which took effect January 1, 2020;

•	our vessels engaging in ship to ship transfers of LPG or petrochemical cargoes which may ultimately be discharged in sanctioned areas or to sanctioned individuals without our knowledge;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our ability to successfully remediate material weaknesses in our internal control over financial reporting and our disclosure controls and procedures;

•	our expectation regarding providing in-house technical management for certain vessels in our fleet and our success in providing such in-house technical management;

•
our expectations regarding the completion of construction and financing of the Marine Export Terminal and the financial success of the Marine Export Terminal and our related Export Terminal Joint Venture; and

•	other factors detailed from time to time in other periodic reports we file with the Securities and Exchange Commission.
All forward-looking statements included in this Report on Form
6-K
are made only as of the date of this report. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

NAVIGATOR HOLDINGS LTD.
Condensed Consolidated Balance Sheets
(Unaudited)

	December 31, 2019	June 30, 2020
	(in thousands, except share data)
Assets
Current assets
Cash, cash equivalents and restricted cash	$66,130	$61,252
Accounts receivable, net of allowance for credit losses of $228 (December 31, 2019: nil)	23,462	21,945
Accrued income	6,280	9,725
Prepaid expenses and other current assets	17,670	20,719
Bunkers and lubricant oils	9,645	9,155
Insurance Receivable	2,939	2,950

Total current assets	126,126	125,746
Non-current assets
Vessels, net	1,609,527	1,574,908
Property, plant and equipment, net	1,159	886
Investment in equity accounted joint ventures	130,660	135,310
Right-of-use asset for operating leases	6,781	6,249
Prepaid expenses and other non-current assets	—	3,702

Total non-current assets	1,748,127	1,721,055

Total assets	$1,874,253	$1,846,801

Liabilities and stockholders’ equity
Current liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$64,703	$72,107
Current portion of operating lease liabilities	1,178	1,157
Accounts payable	10,472	10,994
Accrued expenses and other liabilities	14,124	15,515
Accrued interest	4,424	4,087
Deferred income	14,154	16,212
Amounts due to related parties	451	1,137

Total current liabilities	109,506	121,209

Non-current liabilities
Secured term loan facilities and revolving credit facilities, net of current portion and deferred financing costs	578,676	546,254
Senior secured bond, net of deferred financing costs	67,503	60,936
Senior unsecured bond, net of deferred financing costs	98,513	99,394
Derivative liabilities	5,769	13,377
Operating lease liabilities, net of current portion	6,329	5,353
Amounts due to related parties	68,055	64,328

Total non-current liabilities	824,845	789,642

Total Liabilities	934,351	910,851
Commitments and contingencies (see note 13)
Stockholders’ equity
Common stock—$.01 par value per share; 400,000,000 shares authorized; 55,905,294 shares issued and outstanding, (December 31, 2019: 55,826,644)	558	559
Additional paid-in capital	592,010	592,548
Accumulated other comprehensive loss	(331)	(422)
Retained earnings	347,566	342,261

Total Navigator Holdings Ltd. stockholders’ equity	939,803	934,946
Non-controlling interest	99	1,004

Total equity	939,902	935,950

Total liabilities and stockholders’ equity	$1,874,253	$1,846,801

See accompanying notes to condensed consolidated financial statements

NAVIGATOR HOLDINGS LTD.
Condensed Consolidated Statements of Operations
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2019	2020	2019	2020
	(in thousands except share and per share data)
Revenues
Operating revenue	$73,586	$79,869	$149,689	$161,126
Operating revenue- Luna Pool collaborative arrangement	—	2,596	—	2,596

Total operating revenues	73,586	82,465	149,689	163,722

Expenses
Brokerage commissions	1,233	1,305	2,542	2,560
Voyage expenses	16,437	14,728	29,794	32,272
Voyage expenses – Luna Pool collaborative arrangement	—	3,043	—	3,043
Vessel operating expenses	27,448	26,493	56,922	53,899
Depreciation and amortization	18,913	19,151	37,861	38,361
General and administrative costs	5,195	4,509	9,997	11,017
Other Income	—	(117)	—	(117)

Total operating expenses	69,226	69,112	137,116	141,035

Operating income	4,360	13,353	12,573	22,687
Other income / (expense)
Foreign currency exchange (loss) /gain on senior secured bonds	(768)	(4,852)	(952)	6,565
Unrealized gain / (loss) on non-designated derivative instruments	861	6,354	1,645	(7,607)
Interest expense	(12,209)	(11,128)	(24,362)	(22,668)
Interest income	205	96	420	315

(Loss) / income before income taxes and share of result of equity accounted joint ventures	(7,551)	3,823	(10,676)	(708)
Income taxes	(81)	(168)	(174)	(336)
Share of result of equity accounted joint ventures	(101)	(164)	(140)	(3,205)

Net (loss) / income	(7,733)	3,491	(10,990)	(4,249)
Net income attributable to non-controlling interest	—	(483)	—	(905)

Net (loss) / income attributable to stockholders of Navigator Holdings Ltd.	$(7,733)	$3,008	$(10,990)	$(5,154)

(Loss) / earnings per share attributable to stockholders of Navigator Holdings Ltd.:
Basic and diluted:	$(0.14)	$0.05	$(0.20)	$(0.09)
Weighted average number of shares outstanding:
Basic:	55,832,069	55,905,600	55,756,897	55,871,893
Diluted:	55,832,069	56,253,778	55,756,897	55,871,893

See accompanying notes to condensed consolidated financial statements

NAVIGATOR HOLDINGS LTD.
Condensed Consolidated Statements of Comprehensive Income
(Unaudited)

	Three months ended June 30,		Six months ended June, 30
	2019	2020	2019	2020
	(in thousands)
Net (loss)/ income	$(7,733)	$3,491	$(10,990)	$(4,249)
Other Comprehensive Income / (loss):
Foreign currency translation loss	18	(11)	(30)	(91)

Total Comprehensive (loss)/ income:	$(7,715)	$3,480	$(11,020)	$(4,340)
Total Comprehensive Income / (loss) attributable to:
Stockholders of Navigator Holdings Ltd.:	$(7,715)	$2,997	$(11,020)	$(5,245)
Non-controlling interest	—	483	—	905

Total Comprehensive Income / (loss):	$(7,715)	$3,480	$(11,020)	$(4,340)

See accompanying notes to condensed consolidated financial statements

NAVIGATOR HOLDINGS LTD.
Condensed Consolidated Statements of Shareholders’ Equity
(Unaudited)
For the six months ended June 30, 2019:

		(In thousands, except share data)
	Common stock
	Number of shares (Note 11)	Amount 0.01 par value (Note 11)	Additional Paid-in Capital (Note 12)	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interest	Total
Balance as of December 31, 2018	55,657,631	$557	$590,508	$(363)	$364,408	$—	$955,110
Adjustment to equity for the adoption of the new leasing standard	—	—	—	—	(136)	—	(136)
Restricted shares issued March 20, 2019	174,438	1	—	—	—	—	1
Net loss	—	—	—	—	(10,990)	—	(10,990)
Foreign currency translation	—	—	—	(30)	—	—	(30)
Share-based compensation plan	—	—	746	—	—	—	746

Balance as of June 30, 2019	55,832,069	$558	$591,254	$(393)	$353,282	$—	$944,701

For the three months ended June 30, 2019:

		(In thousands, except share data)
	Common stock
	Number of shares (Note 11)	Amount 0.01 par value (Note 11)	Additional Paid-in Capital (Note 12)	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interest	Total
Balance as of March 31, 2019	55,832,069	$558	$590,853	$(411)	$361,015	$—	$952,015
Net loss	—	—	—	—	(7,733)	—	(7,733)
Foreign currency translation	—	—	—	18	—	—	18
Share-based compensation plan	—	—	401	—	—	—	401

Balance as of June 30, 2019	55,832,069	$558	$591,254	$(393)	$353,282	$—	$944,701

For the six months ended June 30, 2020:

		(In thousands, except share data)
	Common stock
	Number of shares (Note 11)	Amount 0.01 par value (Note 11)	Additional Paid-in Capital (Note 12)	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interest	Total
Balance as of December 31, 2019	55,826,644	$558	$592,010	$(331)	$347,566	$99	$939,902
Adjustment to equity for the adoption of the new credit losses standard	—	—	—	—	(151)	—	(151)
Restricted shares issued March 19, 2020	80,794	1	—	—	—	—	1
Restricted shares cancelled April 14, 2020	(2,144)	—	—	—	—	—	—
Net (loss)/ income	—	—	—	—	(5,154)	905	(4,249)
Foreign currency translation	—	—	—	(91)	—	—	(91)
Share-based compensation plan	—	—	538	—	—	—	538

Balance as of June 30, 2020	55,905,294	$559	$592,548	$(422)	$342,261	$1,004	$935,950

For the three months ended June 30, 2020:

		(In thousands, except share data)
	Common stock
	Number of shares (Note 11)	Amount 0.01 par value (Note 11)	Additional Paid-in Capital (Note 12)	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interest	Total
Balance as of March 31, 2020	55,907,438	$559	$592,361	$(411)	$339,253	$521	$932,283
Restricted shares cancelled April 14, 2020	(2,144)	—	—	—	—	—	—
Net income	—	—	—	—	3,008	483	3,491
Foreign currency translation	—	—	—	(11)	—	—	(11)
Share-based compensation plan	—	—	187	—	—	—	187

Balance as of June 30, 2020	55,905,294	$559	$592,548	$(422)	$342,261	$1,004	$935,950

See accompanying notes to condensed consolidated financial statements

NAVIGATOR HOLDINGS LTD.
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Six Months ended June 30, 2019	Six Months ended June 30, 2020
	(in thousands)
Cash flows from operating activities
Net loss	$(10,990)	$(4,249)
Adjustments to reconcile net loss to net cash provided by operating activities
Unrealized (gain)/loss on non-designated derivative instruments	(1,645)	7,607
Depreciation and amortization	37,861	38,361
Payment of drydocking costs	(5,160)	(2,546)
Amortization of share-based compensation	747	539
Amortization of deferred financing costs	1,473	2,251
Share of result of equity accounted joint ventures	140	3,205
Unrealized foreign exchange loss/(gain) on senior secured bonds	952	(6,565)
Other unrealized foreign exchange gain	(47)	(440)
Changes in operating assets and liabilities
Accounts receivable	(3,133)	1,366
Bunkers and lubricant oils	(1,460)	490
Accrued income and prepaid expenses and other assets	(4,013)	(10,606)
Accounts payable, accrued interest, accrued expenses and other liabilities	2,012	2,637
Amounts due to related parties	—	686

Net cash provided by operating activities	16,737	32,736

Cash flows from investing activities
Payments to acquire ballast water systems	(1,396)	(982)
Investment in equity accounted joint ventures	(51,491)	(7,500)
Purchase of other property, plant and equipment	(191)	(19)
Insurance recoveries	130	609

Net cash used in investing activities	(52,948)	(7,892)

Cash flows from financing activities
Proceeds from secured term loan facilities and revolving credit facilities	127,000	7,500
Issuance costs of secured bond	(136)	(141)
Issuance costs of secured term loan facilities	(1,448)	—
Issuance costs of refinancing of vessel to related parties	—	(18)
Repayment of financing of vessel to related parties	—	(3,724)
Issuance costs of Terminal Facility	(2,723)	(72)
Repayment of secured term loan facilities and revolving credit facilities	(110,712)	(33,267)

Net cash provided/(used in) by financing activities	11,981	(29,722)

Net decrease in cash, cash equivalents and restricted cash	(24,230)	(4,878)
Cash, cash equivalents and restricted cash at beginning of period	71,515	66,130

Cash, cash equivalents and restricted cash at end of period	$47,285	$61,252

Supplemental Information
Total interest paid during the period; net of amounts capitalized	$22,776	$20,559

Total tax paid during the period	$165	$110

See accompanying notes to condensed consolidated financial statements

NAVIGATOR HOLDINGS LTD.
Notes to the Condensed Consolidated Financial Statements
(Unaudited)

1.	Basis of Presentation
The accompanying Navigator Holdings Ltd. (the “Company”), unaudited condensed consolidated financial statements reflect all normal recurring adjustments necessary for a fair presentation of the financial position of the Company and its subsidiaries as of June 30, 2020; the results of operations for the three and six months ended June 30, 2019 and 2020, the statement of stockholders’ equity for the three and six months ended June 30, 2019 and 2020, and cash flows for the six months ended June 30, 2019 and 2020. Unless the context otherwise requires, all references in the unaudited condensed consolidated financial statements to “our,” “we,” and “us” refer to the Company.
The six month period ended June 30, 2020 includes an out of period adjustment in the unaudited condensed consolidated statement of operations of an additional $0.5 million in general and administrative costs and a decrease of $0.8 million in interest expense, resulting in an overall decrease in the net loss for the six months ended June 30 2020 of $0.3 million, and in the unaudited condensed consolidated balance sheets at June 30, 2020, an increase to the investment in the equity accounted joint ventures of $0.3 million. Management believes this out of period adjustment is not material to the current period unaudited condensed consolidated financial statements or any previously issued financial statements and is not expected to be material to the annual consolidated financial statements for the year ending December 31, 2020. There was no impact on the net income for the three months ended June 30, 2020.
A discussion of the Company’s going concern as of the date of issuance of the consolidated financial statements for the year ended December 31, 2019 can be found in the Company’s consolidated financial statements included in the Annual Report on Form
20-F
for the year ended December 31, 2019, filed with the SEC on May 11, 2020 (as amended by the Form
20-F/A
filed with the SEC on May 22, 2020, the “2019 Annual Report”). That discussion concluded

that there was
 substantial doubt about the Company’s ability to continue as a going concern as a result of the negative impacts of COVID-19; the uncertainty related to the potential cash collateral obligations; the potential inability of the Company to maintain its minimum liquidity covenants or to remain in compliance with its interest coverage covenants; and the uncertainty of the ability to refinance or to repay its $100 million bonds when they were to mature in February 2021. All of these uncertainties have now either been resolved by recent events or in management’s view have been alleviated, as detailed below
On August 4, 2020, the Terminal Facility was amended to allow the Company an early true-up
of $34.0 million, enabling those funds to be immediately drawn, rather than waiting for a true-up
on practical completion of the Marine Export Terminal later in 2020, for general corporate purposes due to previous capital contributions for the Marine Export Terminal being paid from the Company’s own resources.
On September 17, 2020, the Company has entered into a new $210.0 million revolving credit facility to refinance one of its secured credit facilities which will enable the Company to borrow approximately an additional $30.0 million for general corporate purposes.
We provide cash collateral as security against unrealized losses on our cross-currency interest rate swap and in the event the Norwegian Kroner weakens against the U.S. dollar, additional cash security is placed into a collateral account. Since June 30, 2020, when there was $8.2 million in the collateral account, favourable movements in the exchange rate have resulted in a reduction of $2.6 million in the required funds to be placed into the collateral account, resulting in a balance of $5.6 million in the account on
Octo
ber
15
, 2020.
On September 10, 2020, the Company issued new senior unsecured $100 million 2020 Bonds for the purpose of refinancing its senior unsecured $100 million 2017 Bonds, which were scheduled to mature in February 2021. The 2020 Bonds will mature in September 2025 and have a fixed coupon of 8.00% per annum. The 2017 Bonds were redeemed in full on September 15, 2020.
Whilst the above early true-up and refinanced revolving credit facility will incur additional interest costs, U.S. LIBOR reduced significantly during the six months ended June 30, 2020, which has reduced our borrowing costs over the same period and U.S. LIBOR is expected to remain low for the foreseeable future. The negative impact of the global pandemic has not reduced the demand for the LPG markets we serve, or petrochemicals and ammonia to the extent first feared and we do not expect, given our research, that it will reduce to such a significant extent as a result of the pandemic that earnings be reduced to such a degree that we risk breaching our interest coverage covenant. In addition all our customer relationships have been maintained with no defaults to charter contracts having occurred. Management therefore believe that the risk of non-compliance with our interest coverage ratio covenants and the possible need to seek a waiver has been alleviated.
In addition, the Company has increased its liquidity headroom by enabling the immediate drawdown of $34.0 million for general corporate purposes from the Terminal Facility and the availability of an additional $30 million from the refinancing of one of its vessel loan facilities; as well as having refinanced its $100 million unsecured bonds which were scheduled to mature in February 2021, management believes that there is no longer substantial doubt that the Company will be able to pay its obligations as they fall due.

A discussion of the Company’s significant accounting policies can be found in the Company’s consolidated financial statements included in the 2019 Annual Report. There have been no material changes to these policies in the six month period ended June 30, 2020, apart from the below:
In March 2020, the Company collaborated with Pacific Gas Pte. Ltd. and Greater Bay Gas Co. Ltd. to form and manage the Luna Pool. We refer to the Company and Greater Bay Gas Co. Ltd. collectively as the “Pool Participants”. As part of the formation of the Luna Pool, a new entity, Luna Pool Agency Ltd. (“Pool Agency”) was established in May 2020. The Pool Participants jointly own the Pool Agency on an equal basis and both have equal board representation. The Pool Participants manage and participate in the activities of the Luna Pool through an executive committee comprising equal membership from both Pool Participants. Certain decisions made by the executive committee as to the operations of the Luna Pool require the unanimous agreement of both participants with others requiring a majority of votes. At this time we control 66% of the votes. The Company’s wholly owned subsidiary, NGT Services (UK) Limited acts as commercial manager (“Commercial Manager”) to the Luna Pool.
Under the Pool Agreement, the Commercial Manager is responsible, as agent, for the marketing and chartering of the participating vessels, collection of revenues and paying voyage costs such as port call expenses, bunkers and brokers’ commissions in relation to charter contracts, but the vessel owners continue to be fully responsible for the financing, insurance, crewing and technical management of their respective vessels. The Commercial Manager, receives a fee based on the net revenue of the Luna Pool, which is levied on the Pool Participants and was $0.1 million for the three and six months ended June 30, 2020 and is presented as other income on our unaudited consolidated statements of operations.
The investment in the Pool Agency created a 50/50 joint venture with Greater Bay Gas Co. Ltd. as outlined by Accounting Standards Codification (“ASC”) 323. The Company’s investment in the Pool Agency is accounted for as an equity investment in accordance with the guidance within ASC 810 and ASC 323. Therefore, we account for our investment using the equity method as our ownership interest is 50% and we exercise joint control over the entity’s operating and financial policies.
Pool revenues and expenses within the Luna Pool are accounted for in accordance with ASC 808, Collaborative Arrangements, when two (or more) parties are active participants in the arrangement and exposed to significant risk and rewards dependent on the commercial success of the activity. Pool earnings (gross earnings of the pool less costs and overheads of the Luna Pool and fees to the Commercial Manager) are aggregated and then allocated to the Pool Participants in accordance with an apportionment for each participant’s vessels multiplied by the number of days each of their vessels are on hire in the pool during the relevant period and therefore the Company is exposed to risk and rewards dependent on the commercial success of the Luna Pool. We have concluded that the Company is an active participant due to its representation on the executive committee and the participation of the Commercial Manager, as is the other Pool Participant.
We have presented our share of net income earned under the Luna Pool collaborative arrangement across a number of lines in our unaudited consolidated statements of operations. For net revenues and expenses incurred specifically to the Company’s vessels and for which we are deemed to be the principal, these are presented gross on the face of our unaudited consolidated statements of operations within operating revenues, voyage expenses and brokerage commissions. Our share of pool net revenues generated by the other Pool Participant’s vessels in the Luna Pool collaborative arrangement is presented on the face of our unaudited consolidated statements of operations within operating revenue – Luna Pool collaborative arrangements. The other Pool Participant’s share of pool net revenues generated by our vessels in the pool is presented on the face of our unaudited consolidated statements of operations within voyage expenses – Luna Pool collaborative arrangements. The Commercial Manager’s fee is presented on the face of our unaudited consolidated statements of operations as other income.
The Luna Pool became operational during the quarter ended June 30, 2020. The impact on our unaudited consolidated statement
s
of operations for the three
 and si
x
 months ended June 30, 2020 was a recognition of operating revenue from Luna Pool collaborative arrangements of $2.6 million and voyage expenses from Luna Pool collaborative arrangements of $3.0 million.

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”)
2016-13,
Financial Instruments—Credit Losses, which changes the recognition model for the impairment of financial instruments, including accounts receivable, loans and held-to-maturity
debt securities, among others. The Company adopted this guidance as of January 1, 2020.
Using the modified retrospective method, reporting periods beginning after January 1, 2020, are presented under Topic 326 while comparative periods continue to be reported in accordance with previously applicable GAAP and have not been restated. The adoption of Topic 326 did not have a material impact on our consolidated financial statements. The total provision on transition was $0.1 million and has been presented as an adjustment to equity in the unaudited condensed consolidated statements of shareholders’ equity. For the amounts calculated for Current Expected Credit Loss (“CECL”) model for the three and six month periods ended June 30, 2020, since transition, the Company has recognized an expense in the unaudited consolidated statement of operations. As the amount is immaterial, it is presented within general and administration costs rather than a separate line. For financial assets measured at amortized cost within the scope of Topic 326, we have separately presented on the statement of financial position the allowance for credit losses as a contra-asset that is deducted from the asset’s amortized cost basis.
Management have assessed the financial assets that fall under the scope of the new standard and have determined how to apply the model to each one. Cash, cash equivalents and restricted cash are considered to have zero risk of loss based on consideration of whether the balances have short-term maturities and whether the counterparty has an investment grade credit rating, limiting any credit exposure, and as such no impairment allowance has been recognized. Trade receivables are presented net of allowances for doubtful debt based on observable events and expected credit losses. At each balance sheet date, all potentially uncollectible accounts are assessed individually for the purpose of determining the appropriate provision for doubtful accounts. The expected credit loss allowance is calculated using loss rates which reflect similar risk characteristics. Management have considered that trade receivables should be split into two pools with similar risk characteristics. Pool 1 consists of freight and recharge receivables for which management have made estimates of losses based on an aging matrix. Pool 2 consists of demurrage receivables where the percentage historical recovery/loss data over the last five years is utilized to model an estimate of expected credit losses. Our trade receivables have short maturities so we have considered that forecasted changes to economic conditions will have an insignificant effect on the estimate of the allowance, except in extraordinary circumstances. Contract assets have been deemed as being at remote risk as there have been no historical contract assets recognized which were not subsequently invoiced to customers and paid. The risk of expected losses for these assets is deemed to be remote and an appropriate percentage of expected losses has been applied to the whole balance.

The activity in the allowance for credit losses for financial assets within the scope of ASU
2016-13
for the six months ended June 30, 2020 was as follows:

(in thousands)
Beginning balance as of December 31, 2019	$—
Allowance recognized on transition	151
Current period provision for expected credit losses	77
Write-off charged against allowance	—
Recoveries of amounts previously written off	—

Ending balance as of June 30, 2020	$228

In November 2018, the FASB issued ASU
2018-19,
Codification Improvements to Topic 326, Financial Instruments—Credit Losses which, amongst other things, clarifies that receivables arising from operating leases are not within the scope of the credit losses standard, but rather, should be accounted for in accordance with the new leasing standard, ASC 842, which was adopted by the Company on January 1, 2019. The amendments relating to ASU
2016-13,
Topic 326, were adopted on January 1, 2020 and did not have a material impact on our consolidated financial statements.
In April 2019, the FASB issued ASU
2019-04,
Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments which, amongst other things, clarifies certain aspects of accounting for credit losses, hedging activities and financial instruments respectively. The amendments within ASU
2019-04
have various effective dates of adoption. The amendments relating to Topic 326 and Topic 825 were adopted on January 1, 2020 and did not have a material impact on our consolidated financial statements. The amendments within ASU
2019-04
relating to Topic 815, Derivatives and Hedging were effective from the first annual reporting period beginning after April 25, 2019, which for the Company was from January 1, 2020 and we adopted the amendments on that date. The Company has no derivatives for which hedge accounting has been applied and as such, the amendments contained in this section of ASU
2019-04
are not applicable and there was no impact on our consolidated financial statements on adoption.

In May 2019, the FASB issued ASU
2019-05,
Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief which provides transition relief for entities adopting the credit losses standard, ASU
2016-13.
Specifically, ASU
2019-05
amends ASU
2016-13
to allow companies to irrevocably elect, on adoption of ASU
2016-13,
the fair value option for financial instruments that were previously recorded at amortized cost, are within the scope of the guidance in ASC
326-20,
are eligible for the fair value option under ASC
825-20
and are not
held-to-maturity
debt securities. ASU
2019-05
is required to be adopted at the same time as ASU
2016-13.
We adopted both ASU
2016-13
and ASU
2019-05
on January 1, 2020. The adoption of this amendment did not have a material impact on our consolidated financial statements or related disclosures.
In May 2019, the FASB issued ASU
2019-11,
Financial Instruments—Credit Losses (Topic 326): Codification Improvements, which revises certain aspects of the new guidance on Topic 326 for credit losses. Matters addressed in this amendment include purchased credit-deteriorated assets, transition relief for troubled debt restructurings, disclosure relief for accrued interest receivable, and financial assets secured by collateral maintenance provisions. ASU
2019-11
is required to be adopted at the same time as ASU
2016-13.
We adopted both ASU
2016-13
and ASU
2019-11
on January 1, 2020 and the adoption of this standard did not have a material impact on our consolidated financial statements and related disclosures.
In February 2020, the FASB issued ASU
2020-02,
Financial Instruments—Credit Losses (Topic 326) and Leases (Topic 842): Amendments to the Securities and Exchange Commission (“SEC”) Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update
No. 2016-02,
Leases (Topic 842). ASU
2020-02
adds an SEC paragraph to Topic 326 pursuant to the issuance of SEC Staff Accounting Bulletin No. 119 and applies to all registrants that are creditors in loan transactions that, individually or in the aggregate, have a material effect on the registrant’s financial condition. The staff guidance is applicable upon a registrant’s adoption of ASU
2016-13.
We adopted both ASU
2016-13
and ASU
2020-02
on January 1, 2020 and the adoption of this standard did not have a material impact on our consolidated financial statements and related disclosures.
In November 2018, the FASB issued ASU
2018-18,
which amends ASC 808 to clarify when transactions between participants in a collaborative arrangement under ASC 808 are within the scope of the FASB’s new revenue standard, ASU
2014-09,
‘Topic 606’. Before the issuance of ASU
2018-18,
Topic 606 specifically excluded certain elements of collaborative arrangements from the scope of Topic 606. ASU
2018-18
amends Topic 606 to clarify that certain transactions between participants in a collaborative arrangement may be partially within the scope of Topic 606 when the counterparty is a customer. In a transaction between collaborative participants, an entity is precluded by ASU
2018-18
from presenting a transaction together with “revenue from contracts with customers” unless the entity applies the guidance in ASC 606 to a unit of account that is within the scope of ASC 606. The standard was effective for reporting periods after December 15, 2019. We adopted ASU
2018-18
on January 1, 2020. Prior to the formation of the Luna Pool collaborative arrangement commencing in April 2020, this amendment was not applicable to us, as we had not entered into any collaborative arrangements before this date. The adoption of this standard did not have a material impact on our consolidated financial statements and related disclosures.
In October 2018, the FASB issued ASU
2018-17,
Consolidation (Topic 810), which contains updated guidance for the financial reporting associated with consolidation of variable interest entities (VIEs). ASU
2018-17
is required to be adopted for public business entities by January 1, 2020. The Company adopted this guidance as of January 1, 2020. This ASU did not have a significant impact on our consolidated financial statements.
In August 2018, the FASB issued ASU
2018-13,
Fair Value Measurement, (Topic 820), which modifies the disclosure requirements for financial instruments measured at fair value. ASU
2018-13
is required to be adopted for public business entities by January 1, 2020, with early adoption permitted from the date of issuance of ASU
2018-13.
The Company adopted this guidance as of January 1, 2020. The standard removes the disclosure requirements for, the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing transfers between levels and the valuation processes for Level 3 fair value measurements. This ASU did not have a significant impact on our consolidated financial statements and disclosures, as we have no Level 3 measurements.
These unaudited condensed consolidated financial statements of the Company and its subsidiaries have been prepared in accordance U.S. GAAP for interim reporting. As such, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. It is recommended that these financial statements be read in conjunction with our consolidated financial statements and notes thereto for the year ended December 31, 2019 included in our 2019 Annual Report. The results for the three and six months ended June 30, 2020 are not necessarily indicative of results for the full 2020 fiscal year or any other future periods.

Recent Accounting Pronouncements
On December 18, 2019, the FASB issued ASU
2019-12,
which modifies ASC 740 to simplify the accounting for income taxes, by removing certain exceptions to the general principles in Topic 740 and improve consistent application by clarifying and amending existing guidance. The amendments to this standard are effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted, including adoption in any interim period for which financial statements have not been issued, with the amendments to be applied on a retrospective, modified retrospective or prospective basis, depending on the specific amendment. The Company is currently evaluating the requirements of this standard. The standard is not expected to have a material impact on the Company’s financial statements.
In January 2020, the FASB issued ASU
2020-01,
Clarifying the Interactions Between Topic 321, Topic 323, and Topic 815. The amendments in ASU
2020-01
make improvements related to the accounting for (1) an equity security under the measurement alternative before application or after discontinuation of the equity method of accounting and (2) forward contracts and purchased options to acquire an equity instrument that will be accounted for under Topic 323. The guidance is effective for annual and interim periods beginning after December 15, 2020 for public business entities and an entity may early adopt the guidance in any annual or interim period after issuance. We plan to adopt these amendments on January 1, 2021 and we are currently assessing the impact that the updates will have on our consolidated financial statements.
In March 2020, the FASB issued ASU
2020-04,
“Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”, which provides guidance to alleviate the burden in accounting for reference rate reform by allowing certain expedients and exceptions in applying generally accepted accounting principles to contract modifications, hedging relationships, and other transactions impacted by reference rate reform. The provisions of ASU
2020-04
apply only to those transactions that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform. Adoption of the provisions of ASU
2020-04
is optional and is effective from March 12, 2020 through December 31, 2022. We have not yet adopted this ASU and are currently evaluating the impact of ASU
2020-04
on our condensed consolidated financial statements.
In August 2020, the FASB issued ASU
2020-06,
“Debt—Debt with Conversion and Other Options (Subtopic
470-20)
and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic
815-40),
which provides guidance to simplify the issuer’s accounting for convertible debt instruments and, among other changes, eliminates some of the conditions for equity classification in for contracts in an entity’s own equity and requires enhanced disclosures surrounding the terms and features of convertible instruments. The guidance is effective for annual periods beginning after December 15, 2021 and interim periods within that annual period for public business entities and an entity may early adopt the guidance for annual periods beginning after December 15, 2020. We plan to adopt these amendments on January 1, 2022 and we do not expect this ASU to have a significant impact on our consolidated financial statements and disclosures, as we currently have no convertible debt instruments.

2.	Revenue Recognition
The Company receives its revenue streams from three different sources; vessels on time charters (which are accounted for as leases under ASC 842); voyage charters; and contracts of affreightment (“COA”) accounted for under Topic 606. With time charters, the Company receives a fixed charter hire per on-hire
day and revenue is recognized ratably over the term of the charter. In the case of voyage charters or COAs, the vessel is contracted for a voyage, or a series of voyages, between two or more ports and the Company is paid for the cargo transported. Revenue under these performance obligations is recognized on a load port to discharge port basis and determined percentage of completion for all voyage charters on a time elapsed basis. Time charter revenue is payable monthly in advance whilst revenue from voyage charters and COAs is due upon discharge of the cargo at the discharge port
.
Under the revenue recognition standard, the Company has identified certain costs incurred to fulfill a contract following the commencement of a contract or charter party but before the commencement of loading the cargo. These directly related costs are generally bunkers and any canal or port costs to get the vessel from its position at inception of the contract to the load port. These costs are deferred and amortized over the duration of the performance obligation on a time basis.
In addition, accrued income relates to our conditional right to consideration for our completed performance under contracts and is recognized when the right to consideration becomes unconditional. Contract liabilities or deferred income includes payments received in advance of performance under contracts and is recognized when performance under the respective contract has been completed.

Operating revenue
The following table compares our operating revenue by the source of revenue stream for the three and six months ended June 30, 2019 and 2020:

	Three months ended June 30, (in thousands)		Six months ended June 30, (in thousands)
	2019	2020	2019	2020
Operating revenue:
Time charters	$37,735	$43,146	$78,357	$93,841
Voyage charters (*)	35,851	36,723	71,332	67,285
Voyage charters from Luna Pool collaborative arrangements (**)	—	2,596	—	2,596

Total operating revenue	$73,586	$82,465	$149,689	$163,722
Time charter revenues:
As of June 30, 2020, of the Company’s 38 owned vessels, sixteen were subject to time charters, ten of which will expire within one year, two of which will expire within three years and four will expire in more than three years. The estimated undiscounted cash flows for committed time charter revenue expected to be received on an annual basis for ongoing time charters, as of each June 30, is as follows:

(in thousands)
Within 1 year:	$88,363
2 years:	$54,346
3 years:	$38,121
4 years:	$30,417
5 years:	$21,516
More than 5 years:	$38,421
For time charter revenues accounted for under Topic 842, the amount of accrued income on the Company’s consolidated balance sheets as of June 30, 2020 was $4.8 million (December 31, 2019: $1.8 million). The amount of hire payments received in advance under time charter contracts, recognized as a liability and reflected within deferred income on the Company’s consolidated balance sheets as of June 30, 2020 was $10.7 million (December 31, 2019: $11.2 million). Deferred income allocated to time charters will be recognized ratably over time, which is expected to be primarily within one month from June 30, 2020.

*	Voyage Charter revenues:
Voyage charter revenues, which include revenues from contracts of affreightment, are shown net of any address commissions.
As of June 30, 2020, for voyage charters and contracts of affreightment, services accounted for under Topic 606, the amount of contract assets reflected within accrued income on the Company’s consolidated balance sheets was $5.0 million (December 31, 2019: $4.4 million). The amount of contract liabilities reflected within deferred income on the Company’s consolidated balance sheets was $5.5 million (December 31, 2019: $3.0 million).
The amount allocated to costs incurred to obtain and fulfill a contract with a charterer, which are costs incurred following the commencement of a contract or charter party but before the loading of the cargo commences was $1.3 million (December 31, 2019: $1.3 million) and is reflected within prepaid expenses and other current assets on the Company’s consolidated balance sheets.
Amounts allocated to unsatisfied performance obligations at the reporting date will be recognized over time, which is expected to occur within three months from June 30, 2020. Deferred income of $3.0 million relating to unsatisfied or partially satisfied performance obligations at December 31, 2019 has been recognized as revenue in the six months ended June 30, 2020 as the performance obligations have been satisfied.

**	Voyage charter revenues from Luna Pool collaborative arrangements:
Our share of pool net revenues which are accounted for under Topic 606 by the Pool Manager, are generated by the other Pool Participant’s vessels in the Luna Pool and include revenues from voyage charters and contracts of affreightment, are accounted for under ASC 808, the Collaborative Arrangements standard, for the three and six months ended June 30, 2020.

3.	Vessels, net

	Vessel	Drydocking	Total
		(in thousands)
Cost
December 31, 2019	$2,060,280	$36,228	$2,096,508
Additions	982	2,546	3,528
Write-offs of fully amortized assets	—	(1,637)	(1,637)

June 30, 2020	$2,061,262	$37,137	$2,098,399

Accumulated Depreciation
December 31, 2019	$468,403	$18,578	$486,981
Charge for the period	34,006	4,141	38,147
Write-offs of fully amortized assets	—	(1,637)	(1,637)

June 30, 2020	$502,409	$21,082	$523,491

Net Book Value
December 31, 2019	$1,591,877	$17,650	$1,609,527

June 30, 2020	$1,558,853	$16,055	$1,574,908

The aggregate cost and the aggregate net book value of the 16 vessels that were contracted under time charters was $912.8 million and $673.9 million respectively at June 30, 2020 (December 31, 2019: $1,374 million and $1,053 million respectively for 25 vessels contracted under time charters)
The net book value of vessels that serve as collateral for the Company’s secured bond, secured term loan and revolving credit facilities, including the Navigator Aurora facility, was $1,455 million at June 30, 2020 (December 31, 2019: $1,487 million)

4.	Investments in equity accounted joint ventures
Interests in joint ventures are accounted for using the equity method and are recognized initially at cost and subsequently include the Company’s share of the profit or loss and other comprehensive income of equity-accounted investees, until the date on which joint control ceases.
At June 30, 2020, and December 31, 2019, we had the following participation in investments that are accounted for using the equity method:

	December 31,	June 30,
	2019	2020
Enterprise Navigator Ethylene Terminal LLC (“Export Terminal Joint Venture”)	50%	50%
Luna Pool Agency Ltd. (“Pool Manager”)	—	50%

Export Terminal Joint Venture
In January 2018, the Company entered into definitive agreements creating the Export Terminal Joint Venture.
As of June 30, 2020, we had contributed to the Export Terminal Joint Venture $133.0 million of our expected share of the approximate $147.2 million capital cost for the construction of the Marine Export Terminal. On July 30, 2020, we made an additional capital contribution of $7.5 million to the Export Terminal Joint Venture.
The table below represents the Company’s investment into the Export Terminal Joint Venture, pursuant to which the Company has a 50% economic interest in building and operating the Marine Export Terminal, as of December 31, 2019 and June 30, 2020:

	2019	2020
	(in thousands)
Investment in equity accounted joint venture at January 1	$42,462	$130,660
Equity contributions to joint venture entity	84,500	7,500
Share of results	(1,126)	(3,205)
Capitalized interest and deferred financing costs	4,824	355

Total investment in equity accounted joint venture at December 31 and June 30	$130,660	$135,310

Cumulative interest and associated costs capitalized on the investment in the Export Terminal Joint Venture are being amortized over the estimated useful life of the Marine Export Terminal, which began commercial operations with the export of commissioning cargoes in December 2019. As of June 30, 2020, the unamortized difference between the carrying amount of the investment in the Export Terminal Joint Venture and the amount of the Company’s underlying equity in net assets of the Export Terminal Joint Venture was $6.5 million (December 31, 2019: $6.7 million). The costs amortized for the three and six months ended June 30, 2020 was $0.1 million and $0.1 million respectively and is presented in the share of result of the equity accounted joint ventures within our unaudited consolidated statement of operations.
Equity method losses, excluding amortized costs, recognized in the share of result of equity accounted joint ventures for the three and six month periods ended June 30, 2020 respectively were $0.1 million and $3.1 million respectively (three and six month periods ended June 30, 2019: losses of $0.10 million and $0.14 million respectively).
Luna Pool Agency Limited.
In March 2020, the Company collaborated with Pacific Gas Pte. Ltd. and Greater Bay Gas Co. Ltd. to form and manage the Luna Pool. As part of the formation of the Luna Pool, a new entity, Luna Pool Agency Limited. (the “Pool Agency”) was incorporated in May 2020. The Pool Participants jointly own the Pool Agency on an equal basis and both have equal board representation. As of June 30, 2020, we have recognized the Company’s initial investment of one British pound in the Pool Agency within investments in equity accounted joint ventures on our unaudited consolidated balance sheets. The Pool Agency has no activities other than that as a legal custodian of the Luna Pool bank account and there will be no variability in its financial results, as it has no income and its minimal operating expenses are reimbursed by the Pool Participants.

5.	Terminal Facility
On March 29, 2019, Navigator Ethylene Terminals LLC, a wholly-owned subsidiary of the Company (the Marine Terminal Borrower”), entered into a Credit Agreement (the “Terminal Facility”) with ING Capital LLC and SG Americas Securities, LLC for a maximum principal amount of $75.0 million, to be used first for the payment of project costs relating to our Marine Export Terminal. The Terminal Facility is comprised of an initial construction loan, followed by a term loan with a final maturity occurring on the earlier of (i) five years from completion of the Marine Export Terminal and (ii)

December 31, 2025.
As of June 30, 2020, the Company had drawn down $7.5 million on this facility. Based on the existing committed throughput for the Marine Export Terminal approved by the lenders and subject to the satisfaction of certain conditions to the ability to borrow under the Terminal Facility, an additional $61.5 million is available to be drawn down under the Terminal Facility.

6.	Secured Term Loan Facilities and Revolving Credit Facilities
The following table shows the breakdown of secured term loan facilities and total deferred financing costs split between current and non-current
liabilities at December 31, 2019 and June 30, 2020:

	December 31, 2019	June 30, 2020
	(in thousands)
Current Liability
Current portion of secured term loan facilities	$66,534	$74,034
Less: current portion of deferred financing costs	(1,831)	(1,927)

Current portion of secured term loan facilities, net of deferred financing costs	$64,703	$72,107

Non-Current Liability
Secured term loan facilities and revolving credit facilities net of current portion*	$650,408	$613,419
Less: non-current portion of deferred financing costs	(3,680)	(2,840)

Non-current secured term loan facilities and revolving credit facilities, net of current portion and non-current deferred financing costs* **	$646,728	$610,579

*
Includes amounts relating to the Navigator Aurora Facility held within a lessor entity (for which legal ownership resides with a financial institution) that we are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity. Please read Note 15 (Variable Interest Entities).

**
Total
non-current
liabilities presented as amounts due to related parties includes $3,000 of share capital relating to the lessor entity (for which legal ownership resides with a financial institution) that we are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity. Please read Note 15 (Variable Interest Entities).

7.	Senior Secured Bond
On November 2, 2018, the Company issued senior secured bonds in an aggregate principal amount of NOK 600 million with Nordic Trustee AS as the bond trustee (the “2018 Bonds”). The net proceeds are being used to partially finance our portion of the capital cost for the construction of the Marine Export Terminal. The 2018 Bonds are governed by Norwegian law and are listed on the Nordic ABM which is operated and organized by Oslo Børs ASA. The 2018 Bonds bear interest at a rate equal to the
3-month
NIBOR plus 6.0% per annum, calculated on a
360-day
year basis and mature on November 2, 2023. Interest is payable quarterly in arrears on February 2, May 2, August 2 and November 2.
On the same date, the Company entered into a cross-currency interest rate swap agreement with Nordea Bank Abp (“Nordea”), with a termination date of November 2, 2023, to run concurrently with the 2018 Bonds. The interest rate payable by the Company under this cross-currency interest rate swap agreement is 6.608% plus
3-month
U.S. LIBOR and the transfer of the principal amount fixed at $71.7 million upon maturity in exchange for NOK 600 million.
The Company may redeem the 2018 Bonds, in whole or in part, at any time beginning on or after November 2, 2021. Any 2018 Bonds redeemed from November 2, 2021 until November 1, 2022, are redeemable at 102.4% of par, from November 2, 2022 until May 1, 2023, are redeemable at 101.5% of par, and from May 2, 2023 to the maturity date are redeemable at 100% of par, in each case, in cash plus accrued interest.
Additionally, upon the occurrence of a “Change of Control Event” (as defined in the 2018 Bond Agreement), the holders of 2018 Bonds have an option to require us to repay such holders’ outstanding principal amount of 2018 Bonds at 101% of par, plus accrued interest.
The financial covenants each as defined within the bond agreement are: (a) The issuer shall ensure that the Group (meaning “the Company and its subsidiaries”) maintains a minimum liquidity of no less than $25.0 million and (b) maintain a Group equity ratio of at least 30% (as defined in the 2018 Bond Agreement). At June 30, 2020, the Company was in compliance with all covenants for the 2018 Bonds.

The 2018 Bond Agreement provides that we may declare dividends from January 1, 2020, payable at the earliest from January 1, 2021 so long as such dividends do not exceed 50% of our cumulative consolidated net profits after taxes from January 1, 2020. The 2018 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2018 Bond Agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.
The following table shows the breakdown of our senior secured bond and total deferred financing costs as of December 31, 2019 and June 30, 2020:

	December 31, 2019	June 30, 2020
	(in thousands)
Senior Secured Bond
Total Bond	$68,368	$61,803
Less deferred financing costs	(865)	(867)

Total Bond, net of deferred financing costs	$67,503	$60,936

8.	Senior Unsecured Bond
On February 10, 2017, the Company issued senior unsecured bonds in an aggregate principal amount of $100.0 million with Nordic Trustee AS as the bond trustee (the “2017 Bonds”). The net proceeds of the issuance of the 2017 Bonds, together with cash on hand, were used to redeem in full all of the Company’s outstanding 9.0% senior unsecured bonds. The 2017 Bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA. The 2017 Bonds bear interest at a rate of 7.75% per annum and mature on February 10, 2021. Interest is payable semi-annually in arrears on February 10 and August 10.
The 2017 Bonds were due to mature in full on February 10, 2021 and become repayable on that date. However, on September 10, 2020, the Company issued senior unsecured bonds in an aggregate principal amount of $100.0 million (“2020 Bonds”). The Company used the net proceeds of the issuance of the 2020 Bonds to redeem in full all of the outstanding 2017 Bonds. The 2017 bonds are presented in the balance sheet as non-current
liabilities at June 30, 2020, notwithstanding they were redeemed in September 2020, as the new 2020 bonds were raised specifically to refinance the current liability.
On September 30, 2019 the Company entered into an amendment (the “2017 Bonds Amendment”) to the bond agreement governing the 2017 Bonds, with the bondholders’ approval, to amend one of the covenants in the 2017 Bonds. The covenant, requiring our interest coverage ratio, on a trailing four quarter basis, to be no less than 2.25 to 1.00 was amended to be a requirement of no less than 2.00 to 1.00 to be in line with a similar covenant in our secured term loan facilities and revolving credit facilities. In addition, the definition of interest under the 2017 Bonds excludes interest due or payable relating to debt financing associated with our obligations on the construction of the Marine Export Terminal. Under the terms of the 2017 Bonds Amendment, dividends may not be declared or paid by the Company until on or after December 31, 2020. An amendment fee and corporate fees associated with obtaining the 2017 Bonds Amendment of $1.3 million have been deferred and will be amortized over the period to redemption of the bonds.
The 2017 Bonds were redeemable by the Company, in whole or in part, at any time. Any 2017 Bonds redeemed until August 10, 2020 would have been redeemable at 101.9375% of par, and from August 11, 2020 to the maturity date were redeemable at 100% of par, in each case, plus accrued interest. Additionally, upon the occurrence of a “Change of Control Event” (as defined in the 2017 Bond Agreement), the holders of 2017 Bonds would have had an option to require us to repay such holders’ outstanding principal amount of 2017 Bonds at 101% of par, plus accrued interest.
Additional financial covenants (each as defined within the 2017 Bond Agreement) are: (a) The issuer shall ensure that the Group (meaning “the Company and its subsidiaries”) maintains a minimum liquidity of no less than $25.0 million; (b) to maintain an interest coverage ratio (as defined in the 2017 Bond Agreement) of not less than 2.0:1.0; and (c) maintain a Group equity ratio of minimum 30% (as defined in the 2017 Bond Agreement). At June 30, 2020, the Company was in compliance with all covenants for the 2017 Bonds.
The 2017 Bonds Amendment provides that we may not declare or pay dividends to shareholders until December 31, 2020 or, thereafter, if an event of default has occurred or is continuing. The 2017 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2017 Bond Agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

The following table shows the breakdown of our senior unsecured bond and total deferred financing costs at December 31, 2019 and June 30, 2020:

	December 31, 2019	June 30, 2020
	(in thousands)
Senior Unsecured Bond
Total Bond	$100,000	$100,000
Less deferred financing costs	(1,487)	(606)

Total Bond, net of deferred financing costs	$98,513	$99,394

9.	Derivative Instruments Accounted for at Fair value
The Company uses derivative instruments in accordance with its overall risk management policy to mitigate our risk to the effects of unfavorable fluctuations in foreign exchange movements.
The Company entered into a cross-currency interest rate swap agreement concurrently with the issuance of its NOK denominated senior secured bonds (please read Note 7—Senior Secured Bond) and pursuant to this swap, the Company receives the principal amount of NOK 600 million in exchange for a payment of a fixed amount of $71.7 million on the maturity date of the swap.
In addition, at each quarterly interest payment date, the cross-currency interest rate swap exchanges a receipt of floating interest of 6.0% plus
3-month
NIBOR on NOK 600 million for a U.S. Dollar payment of floating interest of 6.608% plus
3-month
U.S. LIBOR on the $71.7 million principal amount. The purpose of the cross-currency interest rate swap is to economically hedge the foreign currency exposure on the payments of interest and principal of the Company’s NOK denominated 2018 Bonds due to mature in 2023.
The cross-currency interest rate swap is remeasured to fair value at each reporting date and has been categorized as level two on the fair value measurement hierarchy.
The fair value of the cross-currency interest rate swap agreement is the estimated amount that we would pay to sell or transfer the swap at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of the swap counterparties. The estimated amount is the present value of future cash flows. The Company transacts all of these derivative instruments through investment-grade rated financial institutions at the time of the transaction. It is possible that the amount recorded as a derivative asset or liability could vary by a material amount in the near term if there is volatility in the credit markets.
The fair value of this
non-designated
derivative instrument is presented as a
non-current
liability in the Company’s consolidated balance sheets and the change in fair value is presented in the consolidated statement of operations. The movement in the fair value of the non-designated
cross-currency interest rate swap resulted in unrealized gains of $6.4 million and unrealized losses of $7.6 million for the three and six months ended June 30, 2020 respectively (three and six months to June 30, 2019 unrealized gains of $0.9 million and $1.6 million respectively). There is no impact on the cash flows from the remeasurement at the reporting date except for the effect on restricted cash. The Company has not offset the fair value of the derivative with the cash collateral account notwithstanding there is a master netting agreement in place. Please read Note 14 (Cash, Cash Equivalents and Restricted Cash).

The following table includes the estimated fair value of those assets and liabilities that are measured at fair value on a recurring basis and are carried at fair value at December 31, 2019 and June 30, 2020:

		December 31, 2019	June 30, 2020
Fair Value Hierarchy Level	Fair Value Hierarchy Level	Fair Value Asset (Liability)	Fair Value Asset (Liability)
		(in thousands)
Cross-currency interest rate swap agreement	Level 2	(5,769)	(13,377)

10.	Fair Value of Financial Instruments Not Accounted for at Fair Value
The principal financial assets of the Company at December 31, 2019 and June 30, 2020 consist of cash, cash equivalents, restricted cash and accounts receivable. The principal financial liabilities of the Company consist of accounts payable, accrued expenses and other liabilities, secured term loan facilities, revolving credit facilities, the 2017 Bonds and the 2018 Bonds.
The carrying values of cash, cash equivalents and restricted cash, accounts receivable, accounts payable, accrued expenses and other liabilities are reasonable estimates of their fair value due to the short-term nature or liquidity of these financial instruments.
Fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. The fair value accounting standard establishes a three tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:
Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2—Include other inputs that are directly or indirectly observable in the marketplace.
Level 3—Unobservable inputs which are supported by little or no market activity.
The 2017 Bonds and the 2018 Bonds are classified as a level two liability and the fair values have been calculated based on the most recent trades of the bond on the Oslo Børs prior to June 30, 2020. The 2018 Bonds are denominated in Norwegian Kroner (“NOK”) and the fair value has been translated to the functional currency of the Company using the prevailing exchange rate at June 30, 2020.
The fair value of secured term loan facilities and revolving credit facilities is estimated based on the average of the current rates offered to the Company for all debt facilities. This has been categorized at level two on the fair value measurement hierarchy.
The following table includes the estimated fair value and carrying value of those assets and liabilities. The table excludes cash, cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses and other liabilities because the fair value approximates carrying value and, for accounts receivable and payable, are due in one year or less.

		December 31, 2019		June 30, 2020
Financial Asset/Liability	Fair Value Hierarchy Level	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)
	(in thousands)
2018 Bonds (note 7)	Level 2	(68,368)	(69,052)	(61,803)	(55,598)
2017 Bonds (note 8)	Level 2	(100,000)	(100,500)	(100,000)	(99,500)
Secured term loan facilities and revolving credit facilities (note 6)	Level 2	(716,942)	(614,623)	(687,452)	(615,352)

11.	Earnings per share
Basic earnings per share is calculated by dividing the net income/(loss) available to common shareholders by the average number of common shares outstanding during the periods. Diluted earnings per share is calculated by adjusting the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares.

The following table shows calculation of both basic and diluted number of weighted average outstanding shares for the three and six months ended June 30, 2019 and 2020:

	Three months ended June 30,		Six months ended June 30,
	2019	2020	2019	2020
Basic weighted average number of shares	55,832,069	55,905,600	55,756,897	55,871,893
Effect of dilutive potential share options*:	—	348,178	—	—

Diluted weighted average number of shares	55,832,069	56,253,778	55,756,897	55,871,893

*
Due to a loss for the six months ended June 30, 2020 and for the three and six months ended June 30, 2019, no incremental shares are included because the effect would be antidilutive. The number of potential dilutive shares excluded from the calculation for the six months ended June 30, 2020, is 349,057 (three and six months ended June 30, 2019: 349,936 and 349,803 respectively).

12.	Share-Based Compensation
On March 19, 2020, the Company granted 37,975 restricted shares under the Navigator Holdings Ltd. 2013 Long-Term Incentive Plan (the “2013 Plan”) to
non-employee
directors with a weighted average value of $7.90 per share. These restricted shares vest on the first anniversary of the grant date. On the same date the Company granted 17,240 restricted shares to the Executive Chairman of the Board and 25,579 restricted shares to the officers and employees of the Company with a weighted average value of $7.90 per share. All of these restricted shares vest on the third anniversary of the grant date.
During the six months ended June 30, 2020, 27,125 shares that were granted to non-employee
directors on March 20, 2019 under the 2013 Plan vested with a weighted average grant value of $11.06 per share, which had a fair value of $114,739. In addition, 62,763 shares that were granted in 2017 to the then Chief Executive Officer and officers and employees of the Company, all of which had a weighted average grant value of $12.77, vested at a fair value of $265,107. In addition, in April 2020, 2,144 shares granted to an employee of the Company with a value of $11.98 per share were forfeited.
On March 20, 2019, the Company also granted 94,764 restricted shares to the Chairman on the Board and a further 47,124 restricted shares were granted to officers and employees of the Company with a weighted average value of $11.06 per share. These restricted shares are due to vest on the third anniversary of the grant date.
During the year ended December 31, 2019, there were 29,898 shares that were previously granted to non-employee
directors under the 2013 Plan with a weighted average grant value of $12.04 per share, which vested at a fair value of $336,054. In addition, 48,147 shares that were granted in 2016 to the then Chief Executive Officer and officers and employees of the Company, all of which had a weighted average grant value of $15.80, vested at a fair value of $548,218. In addition, 5,000 shares granted to a non-employee
director in 2018 who then subsequently became the Chief Executive of the Company vested at a fair value of $60,300. On August 14, 2019, 5,245 shares granted to a non-employee
director with a value of $11.06 per share were cancelled.
Restricted share activity for the year ended December 31, 2019 and the six months ended June 30, 2020 was as follows:

	Number of non-vested restricted shares	Weighted average grant date fair value	Weighted average remaining contractual term
Balance as of January 1, 2019	243,188	$12.98	1.30 years
Granted	174,438	11.06
Vested	(83,045)	14.24
Cancelled	(5,425)	11.06

Balance as of December 31, 2019	329,156	$11.68	1.38 years
Granted	80,794	7.90
Vested	(89,888)	12.25
Forfeited	(2,144)	11.98

Balance as of June 30, 2020	317,918	$10.55	1.43 years

Using the straight-line method of expensing the restricted stock grants, the weighted average estimated value of the shares calculated at the date of grant is recognized as compensation cost in the consolidated statement of operations over the period to the vesting date.
During the six months ended June 30, 2020, the Company recognized $615,145 in share-based compensation costs relating to share grants (six months ended June 30, 2019: $746,446). As of June 30, 2020, there was a total of $1,642,571 unrecognized compensation costs relating to the expected future vesting of share-based awards (December 31, 2019: $1,774,202) which are expected to be recognized over a weighted average period of 1.43 years (December 31, 2019: 1.38 years).
Share options previously issued under the 2013 Plan are exercisable from the third anniversary of the grant date up to the tenth anniversary of the date of grant. The fair value of each option is calculated on the date of grant based on the Black-Scholes valuation model. Expected volatilities are based on the historic volatility of the Company’s stock price and other factors. The Company does not currently pay dividends and it is assumed this will not change. The expected term of the options granted is anticipated to be between 4 and 6.5 years. The risk-free rate is the rate adopted from the U.S. Government Zero Coupon Bond.
The movement in the existing share options for the year ended December 31, 2019 and the six months ended June 30, 2020 was as follows:

Options	Number of options outstanding	Weighted average exercise price per share	Aggregate intrinsic value
Balance as of January 1, 2019	343,936	$21.43	—
Granted during the year	6,000	18.95	—

Balance as of December 31, 2019	349,936	21.39	$—
Forfeited during the period	(10,000)	20.82	—

Balance as of June 30, 2020	339,936	21.40	$—

The weighted-average remaining contractual term of options outstanding and exercisable at June 30, 2020 was 4.22 years.
On January 5, 2020, 6,000 share options granted on January 5, 2019 at an option price of $18.95 became exercisable. These options can be exercised up to the sixth anniversary of the grant date. None of the options vested and outstanding were exercised as of June 30, 2020.
During the six months ended June 30, 2020, the Company recognized a credit of $77,364 to share-based compensation costs (Six months ended June 30, 2019: no unrecognized compensation costs) relating to options forfeited under the 2013 Plan. As of June 30, 2020, there were no unrecognized compensation costs (December 31, 2019: no unrecognized compensation costs) relating to options under the 2013 Plan.

13.	Commitments and Contingencies
The contractual obligations schedule set forth below summarizes our contractual obligations excluding interest payable as of June 30, 2020.

	Remainder of 2020	2021	2022	2023	2024	Thereafter	Total
		(in thousands)
Marine Export Terminal capital contributions 1	$7,500	$6,700	$—	$—	$—	$—	$14,200
Secured term loan facilities and revolving credit facilities 2	33,267	74,034	259,053	193,078	9,150	54,387	622,969
2017 Bonds 3	—	100,000	—	—	—	—	100,000
2018 Bonds	—	—	—	71,697	—	—	71,697
Office operating leases 4	730	1,459	242	—	—	—	2,431
Navigator Aurora Facility 5	—	—	—	—	—	64,483	64,483

Total contractual obligations	$41,497	$182,193	$259,295	$264,775	$9,150	$118,870	$875,780

1
On July 30, 2020, the Company made a capital contribution of $7.5 million, reducing the anticipated remaining contributions from $14.2 million to $6.7 million, to be contributed in 2021 for our portion of the capital cost for the construction of the Marine Export Terminal.

2
On August 4, 2020 the Terminal Facility was amended to allow the Company an early true-up
of $34.0 million, enabling those funds to be immediately drawn for general corporate purposes due to previous capital contributions for the Marine Export Terminal being paid from the Company’s own resources. In addition, on September 17, 2020, the Company has entered into an agreement to refinance one of its vessel loans to borrow approximately an additional $30.0 million for general corporate purposes.

3
The Company has refinanced its 2017 Bonds that were scheduled to mature in February 2021, with new 2020 Bonds. They are therefore presented as a non-current
liability in the balance sheet. The new bonds will mature in September 2025 and have a fixed coupon of 8.00% per annum. The existing 2017 Bonds were redeemed in full in September 2020. See “Liquidity and Capital Resources—2017 Senior Unsecured Bonds” and “—2020 Senior Unsecured Bonds.”

4
The Company occupies office space in London with a lease that commenced in January 2017 for a period of 10 years with a mutual break option in January 2022, which is the fifth anniversary from the lease commencement date. This break option is recognized in the table above but has not been included as part of the right-of-use
asset and lease liability associated with the lease. Please read Note 17 (Operating Lease Liabilities) to our unaudited condensed consolidated financial statements. The gross rent per year is approximately $1.1 million.

The Company entered into a lease for office space in New York that now expires on May 31, 2022. The annual gross rent under this lease is approximately $0.4 million, subject to certain adjustments.
The lease term for our representative office in Gdynia, Poland is for a period of five years commencing from January 2017. The gross rent per year is approximately $60,000.
The weighted average remaining contractual lease term for the above three office leases on June 30, 2020 was 1.67 years.
5
The Navigator Aurora Facility is a loan facility held within a lessor entity (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity. Please read Note 15 (Variable Interest Entities) to our unaudited condensed consolidated financial statements.

14.	Cash, Cash Equivalents and Restricted Cash
The following table shows the breakdown of cash, cash equivalents and restricted cash at December 31, 2019 and June 30, 2020:

	December 31, 2019	June 30, 2020
	(in thousands)
Cash, Cash Equivalents and Restricted Cash
Cash and cash equivalents	$64,024	$53,050
Cash and Cash equivalents held by the lessor VIE	796	32
Restricted cash	1,310	8,170

Total cash, cash equivalents and restricted cash	$66,130	$61,252

Amounts included in restricted cash represent those required to be set aside as collateral by a contractual agreement with a banking institution for the liability on the cross-currency interest rate swap agreement at the reporting date. Please read Note 9 (Derivative Instruments Accounted for at Fair Value). If the Norwegian Kroner depreciates relative to the U.S. Dollar beyond a certain threshold, we are required to place cash collateral with our swap providers. As of June 30, 2020, the collateral amount held with the swap provider was $8.2 million (December 31, 2019, $1.3 million).

15.	Variable Interest Entities
As of June 30, 2020, the Company has consolidated 100% of PT Navigator Khatulistiwa, a VIE for which the Company is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity. The Company owns 49% of the VIE’s common stock, all of its secured debt and has voting control. All economic interests in the residual net assets reside with the Company. A VIE is an entity that in general does not have equity investors with voting rights or that has equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and has the right to residual gains or the obligation to absorb losses that could potentially be significant to the VIE.

The VIE, PT Navigator Khatulistiwa, had total assets and liabilities, as of June 30, 2020, of $125.2 million (December 31, 2019: $123.1 million) and $21.3 million (December 31, 2019: $20.4 million) respectively. These amounts have been included in the Company’s consolidated balance sheets as of December 31, 2019 and June 30, 2020.
On October 21, 2019, the Company entered a sale and leaseback to refinance one of its vessels,
Navigator Aurora
. The sale price agreed was $77.5 million, with the buyer paying 90% of the vessel’s value, or $69.75 million and prepaid hire representing the remaining 10%. From the proceeds, $44.5 million was used to repay the vessel’s secured tranche of the December 2015 secured revolving credit facility. Simultaneous with this sale, the Company entered into a bareboat charter for the vessel for a period of up to 13 years, with purchase options at years 5, 7 and 10 from date of commencement of the charter where we have the option to repurchase the vessel at fixed pre-determined
amounts. The transaction was closed on October 28, 2019.
Following the sale and leaseback refinancing transaction,
Navigator Aurora
is owned by OCY Aurora Ltd., a Maltese limited liability company. OCY Aurora Ltd., the “lessor entity”, is a wholly owned subsidiary of Ocean Yield Malta Limited, whose parent is Ocean Yield ASA, a listed company on the Oslo stock exchange. The Company does not hold any shares or voting rights in the lessor entity. Under U.S. GAAP the entity is considered to be a VIE. By virtue of the sale and leaseback transaction we have entered into with the lessor entity, we are deemed to be the primary beneficiary of the VIE and are required by U.S. GAAP to consolidate the VIE into our results. Although consolidated into our results, we have no control over the funding arrangements negotiated by the lessor VIE such as interest rates, maturity and repayment profiles. Furthermore, our consolidation of the lessor VIE into our financial results is dependent upon the timeliness of receipt and accuracy of financial information provided by the lessor VIE entity.
The lessor VIE, OCY Aurora Ltd., was incorporated in 2019 and as of June 30, 2020, had total assets and liabilities, of $65.8 million and $64.8 million, respectively (December 31, 2019: $69.1 million and $69.0 million respectively). These amounts have been included in the Company’s consolidated balance sheets as of December 31, 2019 and June 30, 2020.
The primary assets and liabilities of the lessor VIE that impact the Company’s consolidated balance sheets and the financial statement line items in which they are presented as of December 31, 2019 and June 30, 2020, are as follows:

	December 31, 2019	June 30, 2020
	(in thousands)
Assets
Cash, cash equivalents and restricted cash	$796	$32

Liabilities
Amounts due to related parties, current	$451	$291
Amounts due to related parties, non-current	68,206	64,483

The primary impact of the lessor VIE’s operations on the Company’s consolidated statements of operations is interest expense of $0.5 million and $1.1 million for the three and six months ended June 30, 2020 respectively. There was no impact for the three and six months ended June 30, 2019. The primary impact of the lessor VIE’s cash flows on the Company’s consolidated statements of cash flows is net cash used in financing activities of $3.7 million arising from repayments of the Navigator Aurora facility in the six months ended June 30, 2020. There was no impact for the six months ended June 30, 2019.

16.	Related Party Transactions
The following table summarizes our transactions with related parties for the six months ended June 30, 2019 and 2020:

	June 30, 2019	June 30, 2020
	(in thousands)
Net income / (expenses)
Luna Pool Agency Ltd	$—	$7,045
Ocean Yield Malta Limited	—	(1,122)

Total	$—	$5,923

The following table sets out the balances with related parties at December 31, 2019 and June 30, 2020:

	December 31, 2019	June 30, 2020
	(in thousands)
Receivables / (payables)
Luna Pool Agency Ltd	$—	$(846)
Ocean Yield Malta Limited	(68,506)	(64,619)

Total	$(68,506)	$(65,465)

Transactions with the Luna Pool
The Company’s related party transactions with the Pool
Agency
for the six months ended June 30, 2020 consisted of net income recognized from our participation in the Luna Pool of $7.0 million.
The following table summarizes our net income generated from our participation in the Luna Pool for the six months ended June 30, 2020:

Six months ended June 30, 2020
(in thousands)
Income / (expenses)
Time and Voyage Charter Revenues	$10,246
Voyage charter revenues from Luna Pool collaborative arrangements	2,596
Brokerage Commissions	(170)
Voyage Expenses	(2,701)
Voyage Expenses - Luna Pool collaborative arrangements	(3,043)

Total net operating income from the Luna Pool	6,928
Other Income	117

Total net income from the Luna Pool	$7,045

The Company’s related party balances with the Luna Pool consisted of the following at June 30, 2020:

June 30, 2020
(in thousands)
Receivables / (payables)
Management fee due from Luna Pool	$117
Trade receivables	793
Trade payables	(1,309)
Accrued expenses and other liabilities	(447)

Total liabilities	$(846)

Transactions with Ocean Yield Malta Limited
In October 2019, we sold
Navigator Aurora
to OCY Aurora Ltd. the (“lessor VIE”), and subsequently leased back the vessel under a bareboat charter. Please read Note 15 (Variable Interest Entities). The lessor VIE is a wholly-owned, newly formed indirect subsidiary of Ocean Yield ASA, an entity listed on the Oslo stock exchange. While we do not hold any equity investments in this lessor VIE, under U.S. GAAP we are deemed to be the primary beneficiary and we are required to consolidate this lessor VIE into our results. Accordingly, although consolidated into our results, we have no control over the funding arrangements negotiated by this lessor VIE entity.
In October 2019, the lessor VIE entered into a financing agreement for $69.1 million consisting of a loan facility, the “Navigator Aurora Facility” which is a seven
-year unsecured loan provided by Ocean Yield Malta Limited, the parent of the lessor VIE and a wholly owned subsidiary of Ocean Yield ASA. The Navigator Aurora Facility is subordinated to a further bank loan where OCY Aurora Ltd. is the guarantor and
Navigator Aurora
is pledged as security. The Navigator Aurora Facility bears interest at three month U.S. LIBOR plus a margin of 185 basis points and is repayable with a balloon payment on maturity. As of June 30, 2020, there was $64.5 million in borrowings outstanding under this facility which is presented in non-current
liabilities on the Company’s consolidated balance sheets (December 31, 2019: $68.2 million outstanding).

The lessor VIE is consolidated into our results and consequently, under U.S. GAAP, transactions with Ocean Yield Malta Limited are deemed to be related party transactions. Payments totaling $3.7 million were made against the Navigator Aurora facility for the six month period ended June 30, 2020 as non-contractual
prepayments of the loan. These have been reflected as cash flows used in financing activities in our consolidated statement of cash flows.
The Company’s related party transactions with Ocean Yield Malta Limited consisted of the following for the six months ended June 30, 2019 and 2020:

	Six months ended June 30, 2019	Six months ended June 30, 2020
	(in thousands)
Income / (expenses)
General and Administrative expenses	$—	$(9)
Interest Expense	—	(1,113)

Total	$—	$(1,122)

The Company’s related party balances with Ocean Yield Malta Limited consisted of the following at December 31, 2019 and June 30, 2020:

	December 31, 2019	June 30, 2020
	(in thousands)
Receivables / (payables)
Accrued interest and trade payables	$(451)	$(291)
Navigator Aurora Facility, net of deferred financing costs	(68,052)	(64,325)
Other non-current payables	(3)	(3)

Total liabilities	$(68,506)	$(64,619)

17.	Operating Lease Liabilities
The Company’s consolidated balance sheets include a
right-of-use
asset and a corresponding liability for operating lease contracts where the Company is a lessee. The discount rate used to measure the lease liability presented on the Company’s consolidated balance sheets is the incremental cost of borrowing since the rate implicit in the lease cannot be determined.
The liabilities described below are for the Company’s offices in London, Gdynia and New York which are denominated in various currencies. At June 30, 2020, the weighted average discount rate across the three leases was 5.56%.
At June 30, 2020, based on the remaining lease liabilities, the weighted average remaining operating lease term was 6.0 years. The difference from the weighted average remaining contractual lease term arises from the mutual break option on the London office lease. Please read Note 13 (Commitments and Contingencies). The operating lease liability is a monetary liability and is remeasured quarterly using the current exchange rates, with changes recognized in a manner consistent with other foreign-currency-denominated liabilities in general and administrative expenses in the consolidated statements of comprehensive income.
A maturity analysis of the annual undiscounted cash flows of the Company’s operating lease liabilities at December 31, 2019 and June 30, 2020 is presented in the following table:

	December 31, 2019	June 30 2020
	(in thousands)
Year 1	$1,534	$1,459
Year 2	1,534	1,403
Year 3	1,267	1,035
Year 4	1,111	1,035
Year 5	1,111	1,035
Year 6 and thereafter	2,297	1,624

Total undiscounted operating lease commitments	$8,854	$7,591
Less: Discount adjustment	(1,347)	(1,081)

Total operating lease liabilities	$7,507	$6,510
Less: current portion	(1,178)	(1,157)

Operating lease liabilities, non-current portion	$6,329	$5,353

18.	Subsequent Events
In July 2020 the Company contributed an additional $7.5 million to the Export Terminal Joint Venture by drawing down on the Terminal Facility. This is in addition to the $133.0 million contributed as of June 30, 2020 of our expected share of the approximate $147.2 million capital cost of the Marine Export Terminal.
On August 4, 2020, the Terminal Facility was amended to allow the Company an early true-up
of $34.0 million, enabling those funds to be immediately drawn for general corporate purposes due to previous capital contributions for the Marine Export Terminal being paid from the Company’s own resources.
On September 17, 2020, the Company entered into a new $210 million revolving credit facility to refinance one of its secured credit facilities which enables the Company to borrow approximately an additional $30 million for general corporate purposes.
We provide cash collateral as security against unrealized losses on our cross-currency interest rate swap and in the event the Norwegian Kroner weakens against the U.S. dollar, additional cash security is placed into a collateral account. Since June 30, 2020, when there was $8.2 million in the collateral account, favourable movements in the exchange rate have resulted in a reduction of $2.6 million in the required funds to be placed into the collateral account, resulting in a balance of $5.6 million in the account on October
15
,
2020.
On September 10, 2020, the Company issued new senior unsecured $100 million 2020 Bonds for the purpose of refinancing its 2017 Bonds, which were scheduled to mature in February 2021. The 2020 Bonds will mature in September 2025 and have a fixed coupon of 8.00% per annum. The 2017 Bonds were redeemed in full in September 2020.

EXHIBITS
The following exhibits are filed as part of this report
:

Exhibit Number	Exhibit Description
4.1
Bond agreement between Navigator Holdings Ltd. and Nordic Trustee AS on behalf of the Bondholders in the bond issue of 8.0% Navigator Holdings Ltd. Senior Unsecured Callable Bonds dated September 9, 2020

101.INS	XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

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101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: October 21 , 2020	By:	/s/ Niall J Nolan
	Name:	Niall J Nolan
	Title:	Chief Financial Officer